SHIN CORPORATION

07026170

RECEIVED

2007 AUG 22 A 4:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 14, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 071/2007**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 9/2007.

  Date: August 14, 2007

  Attachment: Submission of reviewed financial statements for the second quarter of 2007and Management's Discussion and Analysis for the Second Quarter of Year 2007.

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED

AUG 23 2007

THOMSON FINANCIAL

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

8/22

Summary Translation Letter
To the Stock Exchange of Thailand
August 14, 2007

SH 072/2007

August 14, 2007

Re: Notification of the Resolutions of the Board of Directors' Meeting No. 9/2007 regarding the financial result for the second quarter of 2007

To: The President
The Stock Exchange of Thailand

We would like to inform you that, the Board of Directors' meeting of Shin Corporation Public Company Limited (the "Company") No. 9/2007 held on August 14, 2007 at 2.00 p.m. at the Board Meeting Room, 30th floor Shinawatra Tower 1, 414 Phahloyothin Road, Samsen-nai, Phayathai, Bangkok, has resolved the matters as follows:

1. Certified the Minutes of the Board of Directors' Meeting No. 8/2007 held on July 25, 2007;

2. Approved the Balance Sheets, Statement of Income, and Statement of Cashflows for the second quarter of the year 2007 ended June 30, 2007. The Company would like to submit the reviewed financial statements and to clarify the operation results as follows:

2.1 The Company's operating results (Cost method)

Baht million	2Q07	2Q06	% Change
Dividend income	4,270	4,270	0%
Less Operating Expense (net)	(145)	(11)	1,218%
Operating loss	4,125	4,259	-3%
Gain on sale of investment in AA	271		n/a
Loss from investment on OK:			
Operation loss of OK	(549)	(221)	148%
Impairment loss on investment	(1,281)		n/a
Total loss from investment in OK	(1,830)	(221)	728%
Net profit	2,566	4,038	-36%

- The Company's net profit for the second quarter of 2007 was Baht 2,566 million, a decrease of Baht 1,472 million or 36% from a net profit of Baht 4,038 million for the same quarter of last year. This was mainly due to an increase in the loss from investment in Capital OK Company Limited (OK) from Baht 221 million to Baht 1,830 million;

- The Company had a dividend income of Baht 4,270 million in the second quarter, mainly from Advanced Info Services Public Company Limited (ADVANC) in an amount of Baht 4,170 million. In addition, the Company had a Baht 271 million gain on sales of entire investment in Asia Aviation Company Limited (AA), the 50% holding company of Thai AirAsia Company Limited; and

- The loss from investment in OK during the second quarter of 2007 was Baht 1,830 million consisted of the operating loss of OK, and the impairment loss on investment.
  The operating loss of OK during the quarter was Baht 549 million which increased from a loss of Baht 221 million during the same quarter of last year. This was due to the Company had more stake in OK, from 60% to 100%. Adding to that, since OK has continue to suffered from an operating loss after decreasing its lending portfolio by tightening its credit policy to curb with current economic situation, the Company, therefore, booked an additional impairment loss of Baht 1,281 million.

2.2 Consolidated operating results

Baht million	2Q07	2Q06	%Change
Net profit	1,195	1,599	-25%
Gain on sale of investment in AA	407		n/a
Net profit, exclude gain on sale of AA	788	1,599	-51%

In the second quarter of 2007, the consolidated net profit was Baht 1,195 million, including the gain on sale of AA (equity method) amount of Baht 407 million. Without the gain on sale of AA, the consolidated net profit for the second quarter of 2007 would be Baht 788 million, a decrease of 51% from a net profit of Baht 1,599 million in the same period of last year.
The consolidated net profit was contributed from business lines as follows:

	Net profit (loss) by business line (Baht million)		% increase (decrease) in net profit
	2Q07	2Q06	
Local wireless telecommunications	1,597	1,761	(9%)
Satellite & international business	(29)	(15)	-93%
Media business	(75)	91	(182%)
Consumer finance business	(549)	(221)	-148%
Airline business	(23)	2	(1250%)
Others	(133)	(19)	-600%
Group	**788**	**1,599**	**(51%)**

- **Local wireless communication business** (mainly operated by ADVANC): Net profit from this business dropped 9% from the same quarter of last year to Baht 1,597 million due to an increase in marketing expense, and allowance for doubtful account;

- **Satellite and international business** (mainly operated by Shin Satellite Plc (SATTEL)): Net loss contributed from this business line was Baht 29 million, from a loss of Baht 15 million in the same quarter of last year, mainly due to an increase in marketing expense, staff cost, advisory fee for the rescheduling of iPSTAR and Thaicom 5 satellite project facilities, and income tax;

- **Media business** (mainly operated by ITV Plc (ITV)): Net loss contributed from this business was Baht 75 million, compared with a profit of Baht 91 million in the second quarter of 2006. This was a result of the cease in operation of ITV after receiving the letter of the concession agreement revocation on 7 March 2007; and

- **Consumer finance business** (operated by OK): Net loss contributed from this business was Baht 549 million, dipped further from a loss of Baht 221 million in the second quarter of last year, as a result of decreasing revenue from the decrease of lending portfolio size and more stake of the Company in OK from 60% to 100%.

3. Approved the omission of interim dividend distribution for the six-month period between January 1, 2007 and June 30, 2007, due mainly to the following reasons:

3.1 According to the notification of Federation of Accounting Professions relating to amendment of TAS of the "Consolidated Financial Statements and Accounting for Investment in Subsidiaries" and "Accounting for Investments in Associates" which requires the change from equity method of accounting to cost method of accounting for investments in subsidiaries and associates presented in the separate financial statements. Under the cost method, income from investment will be

recorded when dividends are declared. The notification is mandatory effective from 1 January 2007.

The Company has adopted the cost method of accounting for investments in subsidiaries and associates commencing from 1 January 2007, by applying retroactive adjustments. The adjustment materially impacted the Company's retained earnings as at 31 December 2006 to reduce from Baht 24,363 million, previously presented in the financial statement for the year ended 31 December 2006, to Baht 1,407 million.
After added by a net profit for the six-month ended 30 June 2007 and deducted by the dividend payment for the second-half of 2006 paid in May 2007 in the amount of Baht 3,196 million, the Company showed to a retained loss of Baht 400 million. Hence, according to the law, the Company cannot announce an interim dividend distribution.

		Financial Statement Bath million
Retained earnings as of 31 December 2006 as previously reported		24,363
Prior period adjustment from changing of Equity Method to Cost method		(22,957)
Retained earnings as of 31 December 2006 as restated		1,407
Operating profit (mainly from dividend income deducted by operating expense)	4,055	
Gain on sale of investment in Asia Aviation Company Limited	271	
Loss from investment on Capital OK (OK)		
Operation loss of OK	(1,208)	
Impairment loss on goodwill	(447)	
Impairment loss on investment	(1,281)	
Total loss from investment on OK	(2,936)	
For the six-month periods ended 30 June 2007		1,390
Dividend for the second-half of 2006 paid in May 2007		(3,196)
Retained loss as of 30 June 2007		(400)

3.2 The pause in the interim dividend distribution is expected to be merely for the interim dividend for the first half of 2007 which is normally declared in August. If ADVANC continues to pay its dividend on ordinary course e.g. ADVANC declares the dividend for the second-half of 2007 and approved by its shareholders' meeting in April 2008, the Company will be able to book as revenue, and add to the Company's retained earnings. If the Company has adequate retained earnings, the Company will consider the next dividend distribution in the second quarter of 2008.

4. Approved the appointment of Mr. Chalaluck Bunnag as a new director of the Company in place of Mrs. Siripen Sitasuwan who resigned on August 14, 2007, and approved the appointment of Mr. Chalaluck Bunnag as Member of the Audit Committee in place of Dr. Virach Aphimeteetamrong who resigned from the Chairman of the Audit Committee. (The details of which appeared in Form F 24-3).
   Dr. Virach Aphimeteetamrong will remain to be the Chairman of the Board of Directors of the Company; and

5. Approved the amendment of the Company's Corporate Governance Policy in the Charter of the Nomination Committee in order to be in line with international practices.

Summary Translation Letter
To the Stock Exchange of Thailand
August 14, 2007

F24-3

(Translation)

Audit Committee Report on Members and Scope of Duties

The Board of Directors' Meeting No.9/2007 of Shin Corporation Public Company Limited on August 14, 2007 passed resolutions concerning the appointment of Mr. Chalaluck Bunnag to be Member of the Audit Committee of the Company, effective on August 14, 2007.

1. Name of member of the Audit Committee are as follows:

Member of the Audit Committee: Mr. Chalaluck Bunnag
Remaining terms of holding office: 1 year and 8 months

Member of the Audit Committee: Mr. Vithit Leenutapong
Remaining terms of holding office: - year and 7 months

Member of the Audit Committee: Mr. Somchai Supphatada
Remaining terms of holding office: - year and 7 months

Audit Committee Secretary: Mr. Wichai Kittiwittayakul

Certificate and resume of Member of the Audit Committee is attached hereto.

2. The Audit Committee of the Company has power, duties responsibilities as follows:

2.1 Review the accuracy of the Company's financial reports in accordance with generally accepted accounting principles, and ensure there is adequate disclosure.
2.2 Review the internal control and internal audit systems to ensure these are appropriate and effective.
2.3 Ensure that the Company performs in accordance with the laws governing securities and exchange, the regulations of the Stock Exchange of Thailand and the laws applicable to the Company's business.
2.4 Consider, select and nominate the Company's external auditors, and propose the external audit fee.
2.5 Review connected transactions of the Company and its subsidiaries to ensure all are in line with the notices and guidelines of the Stock Exchange of Thailand.
2.6 Determine appropriate disclosure of information in cases where there are connected transactions or transactions which may lead to a conflict of interest, in order to ensure complete compliance with all rules and regulations.
2.7 Review the risk management system to ensure it is appropriate and effective.
2.8 Consider and approve the appointment, rotation, termination, performance appraisal and remuneration for the Head of the Internal Audit Department.
2.9 Review and comment on the internal audit plan and the performance of the Internal Audit Department, and cooperate with external auditors.
2.10 Prepare an annual disclosure report on the corporate governance of the Audit Committee to be included in the annual report, affixing the signature of the Chairman of the Audit Committee.
2.11 Report the performance of the Audit Committee to the Board at least four (4) times a year.
2.12 Summon members of the management team, executives or employees to make comments, attend meetings, or provide any documents deemed relevant and necessary.

2.13 Hire advisors or external personnel in line with the Company's regulations to make comments or give advice as necessary.
2.14 Annually undertake a self-assessment programme to evaluate the scope of work and performance of the Audit Committee.
2.15 Perform other tasks requested by the Board, which the Audit Committee agrees.

The Company hereby certifies that the aforementioned members meet all the qualifications prescribed by the Stock Exchange of Thailand.

Corporate Milestones

SHIN paid dividend for 2H06 at Baht 1.00 per share

In May 2007, SHIN paid the 2H06 dividends at Baht 1.00 per share out of the cash inflow from the dividends received from ADVANC at Baht 3.30 per share. The details of the dividend received during 1H07 period are outlined below:

Source	Baht / Share	Amount (Baht million)
Dividend received from ADVANC	3.30	4,170
Dividend received from SMB	111	100
Dividend paid	(1.00)	(3,196)
Net dividend received		1,074

Moreover, on 14 August 2007, the Board of Directors of ADVANC passed a resolution to pay an interim dividend for 1H07 at Baht 3.00 per share. SHIN, as a shareholder, will recognize dividend income from ADVANC Baht 3,791 million as revenue in August 2007.

Regarding to the revised of TAS #44 & #45, the accounting treatment for the investment in subsidiary, associate and joint venture was changed from equity to cost method in the separated financial statement which need to retroactive adjustment the retain earnings. SHIN has adopted the cost method of accounting for investments in subsidiaries and associates commencing from 1 January 2007 by applying retroactive adjustments. The adjustment materially impacted the Company's retained earnings as at 31 December 2006 to reduce from Baht 24,363 million, previously presented in the financial statement for the year ended 31 December 2006, to Baht 1,407 million.

After added by a net profit of Baht 1,390 million for the six-month ended 30 June 2007 and deducted by the dividend payment for the second-half of 2006 amount of Baht 3,196 million, the Company showed to a deficits of Baht 400 million. Hence, according to the law, the Company cannot announce an interim dividend distribution.

The pause in interim dividend distribution is expected to be merely for the interim dividend for the first half of 2007 which is normally declared in August. If ADVANC continues to pay its dividend on ordinary course e.g. ADVANC declares the dividend for the second-half of 2007 and approved by its shareholders' meeting in April 2008, the Company will be able to book as revenue, and add to the Company's retained earnings. If the Company has adequate retained earnings, the Company will consider the next dividend distribution in the second quarter of 2008.

Divestment a low cost airline business

In June 2007, SHIN disposed all of its investment (49%) in Asia Aviation Co., Ltd. (AA), which holds 50% in Thai AirAsia Co., Ltd. (TAA) in the amount of Baht 472 million. This generated a gain from sale investment of Baht 271 million and Baht 407 million in the company (cost method) and consolidation basis, respectively. On the cost basis, the cost of investment was the actual cash paid for such investment while on the consolidation basis, the cost of the investment was based on an equity method reflecting the operation result.

Inject more capital in OK

In June 2007, Capital OK Co., Ltd (OK), a 100% subsidiary of SHIN, increased its registered capital from Baht 4,400 million to Baht 5,200 million. SHIN paid for all the additional amount of Baht 800 million.

Disposal 49% of telecommunication business in Indochina

On 4 July 2007 the Extraordinary General Meeting of Shareholders No. 1/2007 of SATTEL approved the sale of 49% shares or 7.18 million shares in Shenington Investments Pte Ltd. (SHEN), the SATTEL's wholly-owned subsidiary, to Asia Mobile Holdings Pte Ltd., in the total amount of USD 200 million (approximately Baht 6,709 million). The settlement was done on 25 July 2007.

SHEN is a holding company for investment in international telecommunications which a 100% hold an investment of Cambodia Shinawatra Company Limited (CAMSHIN) who provides fixed line, mobile phone and internet services in Cambodia. SHEN is also a 49% joint venture partner in Lao telecommunications Company Limited (LTC) who provides fixed line phone, mobile phone, public phone, public international facilities and internet services in Laos PDR.

Operating Results

Company Operation (Cost Method)

Table 1: Selective Statement of Income *Unit: Million Baht*

Company	For three-month period					For six-month period		
	2Q07	1Q07	% Inc (Dec)	2Q06 **	% Inc (Dec)	1H07	1H06 **	% Inc (Dec)
Revenue	-	-	-	71	*(100.0)*	-	142	*(100.0)*
Dividend income	4,270	-	*100.0*	4,270	-	4,270	4,270	-
Gain on sale investment	271	-	*100.0*	-	*100.0*	271	199	*36.2*
Loss from investment in OK	(1,830)	(1,106)	*65.5*	(221)	*7.3*	(2,936)	(394)	*645.2*
Net profit (loss)	2,566	(1,176)	*318.2*	4,038	*(36.5)*	1,390	4,043	*65.6*
Normalized net profit (loss)*	4,125	(70)	*5,992.9*	4,259	*(3.1)*	4,055	4,238	*(4.3)*
Basic EPS (Baht / Share)	0.80	(0.37)	*316.2*	1.31	*(8.2)*	0.43	1.33	*(67.7)*
Normalized basic EPS* (Baht / Share)	1.29	(0.02)	*(5,992.9)*	1.38	*(6.7)*	1.27	1.39	*(8.9)*

* Excluded loss from investment in OK and gain from sale investment

** The amount was restated according to TAS #44 & #45, the accounting treatment for the investment in subsidiary, associate and joint venture

The Company's net profit was Baht 2,566 million in 2Q07 significantly improved from net loss of Baht 1,176 million in 1Q07. This was mainly due to the dividend income from ADVANC and SC Matchbox Co., Ltd. (SMB) in the amount of Baht 4,170 million and Baht 100 million, respectively. Also, in 2Q07, SHIN sold all of its investment in AA and had a gain in the amount of Baht 271 million. However, the loss of investment in OK booked in 2Q07 was Baht 1,830 million consist of a net loss of OK in the quarter of Baht 549 million and additional impairment on the full amount of outstanding value of the investment at 30 June 2007 of Baht 1,281 million. OK has continued to suffer from an operating loss after decreasing its lending portfolio by tightening its credit policy to curb with current economic situation.

When compare to 2Q06, the Company's net profit dropped by 36.4% from Baht 4,038 million, apart from the mentioned gain from sale AA Baht 271 million, mainly resulted from the rise of investment loss in OK by Baht 1,609 million and the cease of management revenue Baht 71 million.

The net profit of 1H07 was Baht 1,390 million dropped by 65.6% from Baht 4,043 million in 1H06 to Baht 1,390 million. The main reason was the rise of loss from investment in OK by Baht 2,542 million.

ง.๗

Table 2: Selective Balance Sheet *Unit: Million Baht*

Company	30 June 2007		31 December 2006	
	Amount	*% of Total Assets*	Amount	*% of Total Assets*
Cash & cash equivalent	801	5.9	1,193	7.5
Investments in Subs., Asso. and Joint Venture	12,504	92.5	14,491	91.1
Total Assets	**13,511**	***100.0***	**15,898**	***100.0***
Total liabilities	**69**	***0.5***	**658**	***4.1***
Share Capital	3,197	*21.6*	3,197	*20.1*
Unappropriated R/E (Deficit)	(400)	*3.0*	1,407	*8.8*
Total Equity	**13,442**	***99.5***	**15,240**	***95.9***
Total Liabilities & Equity	**13,511**	***100.0***	**15,898**	***100.0***

The investment in subsidiaries, associated and joint venture dropped 13.7% or from Baht 14,491 million to Baht 12,504 million as a result of the increase in the fully allowance of impairment of investment for the 1H07 by Baht 2,936 million, particularly from the investment in OK. However, during 1H07, there was an increase in the paid-up capital of OK and SHIN had capital injection in a total amount of Baht 1,150 million, while SHIN sold all of its investment in AA which had cost of Baht 201 million.

Total equity as at 30 June 2007 was Baht 13,442 million or dropped 11.8% of from Baht 15,240 million in 31 December 2006 mainly due to a dividend paid for 2H06 in the amount of Baht 3,196 million offset by net profit for 1H07 of Baht 1,390 million.

Consolidated Operation

Table 3: Selective Statement of Income *Unit: Million Baht*

Consolidation	For three-month period					For six-month period		
	2Q07	1Q07	*% Inc (Dec)*	2Q06	*% Inc (Dec)*	1H07	1H06	*% Inc (Dec)*
Revenue	2,841	3,065	*(7.3)*	3,300	*(18.3)*	5,905	6,779	*(12.9)*
Gain on sale investment	407	-	*100.0*	-	*100.0*	407	134	*203.7*
Share of the net result	1,627	1,583	*2.7*	1,780	*(0.05)*	3,210	4,073	*(21.2)*
Impairment loss of goodwill	-	(447)	*100.0*	-	-	(447)	-	*100.0*
Impairment of assets	-	(1,973)	*100.0*	-		(1,973)	-	*100.0*
Net profit (loss)	1,195	(1,719)	*169.5*	1,599	*(25.3)*	(524)	3,825	*(113.7)*
Normalized net profit (loss)*	788	701	*12.4*	1,599	*(50.8)*	1,489	3,691	*(59.6)*
Basic EPS (Baht / Share)	0.37	(0.54)	*174.1*	0.52	*(23.1)*	(0.16)	1.26	*(113.0)*
Normalized basic EPS (Baht / Share)	0.25	0.22	*12.4*	0.52	*(51.9)*	0.47	1.21	*(61.2)*

For the operating result of each company or business line can be summarized as follow:

Table 4: Three-month Period Segment Information Contribution *Unit: million Baht*

For the three-month period ended 30 June 2007

	Local wireless telecommu-nications	Satellite & inter-national business	Media	Consumer finance	Airline	Others	Consolidated eliminations	Group
Revenues	-	1,794	2	363	243	492	(53)	2,841
Net profit (loss) from operating activities	-	(40)	(87)	(363)	(27)	(134)	(3)	(654)
Share of net results	1,597	30	-	-	-	-	-	1,627
Gain from sale investment in a joint venture	-	-	-	-	-	407	-	407
Profit (loss) before interest and tax	1,597	210	(69)	(369)	(24)	281	(4)	1,622
Net profit (loss)	1,597	(29)	(74)	(549)	(24)	278	(4)	1,195
Normalized net profit (loss)*	1,597	(29)	(74)	(549)	(24)	(129)	(4)	788

For the three-month period ended 31 March 2007

	Local wireless telecommu-nications	Satellite & inter-national business	Media	Consumer finance	Airline	Others	Consolidated eliminations	Group
Revenues	-	1,618	291	468	259	453	(24)	3,065
Net profit (loss) from operating activities	-	(97)	(460)	(462)	11	(70)	(6)	(1,084)
Share of net results	1,555	28	-	-	-	-	-	1,583
Impairment loss of goodwill	-	-	-	(447)	-	-	-	(447)
Impairment loss of assets	-	-	(1,973)	-	-	-	-	(1,973)
Profit (loss) before interest and tax	1,555	400	(2,417)	(890)	14	(59)	(6)	(1,403)
Net profit (loss)	1,555	61	(2,161)	(1,106)	14	(76)	(6)	(1,719)
Normalized net profit (loss)*	1,555	61	(188)	(659)	14	(76)	(6)	701

For the three-month period ended 30 June 2006

	Local wireless telecommu-nications	Satellite & inter-national business	Media	Consumer finance	Airline	Others	Consolidated eliminations	Group
Revenues	-	1,463	566	484	247	684	(145)	3,299
Net profit (loss) from operating activities	-	(193)	166	(158)	6	7	(34)	(206)
Share of net results	1,761	19	-	-	-	-	-	1,780
Profit (loss) before interest and tax	1,761	98	178	(157)	2	37	(35)	1,884
Net profit (loss)	1,761	(15)	91	(221)	2	16	(35)	1,599

* Excluded loss from impairment and gain from sale investment

Comparison the segment result of 2Q07 and 1Q07

In 2Q07, the consolidated net profit was Baht 1,195 million improved from a loss of Baht 1,719 million in 1Q07 as a result from the impairment loss of assets in the amount of Baht 1,973 million in media business and also the impairment loss of goodwill of OK at Baht 447 million in 1Q07. While in 2Q07, there was a gain from sale of AA of Baht 407 million. However, the normalized consolidated net profit for 2Q07 was Baht 788 million, a 12.4% increase from the normalized consolidated net profit of Baht 701 million in 1Q07 mainly from a decrease of loss contribution from media business as ITV received the letter of revocation the Concession Agreement and radio-television operation under UHF system from the PMO and ceased its operation; and a decrease of loss contribution from consumer finance due to a lower allowance for bad debt from a lower of portfolio size.

Comparison the segment result of 2Q07 and 2Q06

The consolidated net profit for 2Q07 dropped by 25.3% from Baht 1,599 million in 2Q06. The normalized consolidated net profit for 2Q07 was a 50.7% decrease from the normalized consolidated profit of Baht 1,599 million in 2Q06. This was mainly from higher loss contribution of consumer finance business as a result of lower revenue from lower portfolio size. In addition, the share of net result from local wireless telecommunications business dropped as a rise in SG&A. The net profit of media business dropped as the cease of TV operation after the revoke of the concession agreement in March 2007 that mentioned above.

Table 5: Six-month Period Segment Information Contribution *Unit: million Baht*

For the six-month period ended 30 June 2007

	Local wireless telecommu-nications	Satellite & inter-national business	Media	Consumer finance	Airline	Others	Consolidated eliminations	Group
Revenues	-	3,412	293	831	502	945	(78)	5,905
Net profit (loss) from operating activities	-	(137)	(547)	(824)	(17)	(204)	(10)	(1,739)
Share of net results	3,152	58	-	-	-	-	-	3,210
Gain from sale investment in a joint venture	-	-	-	-	-	407	-	407
Impairment loss of goodwill	-	-	-	(447)	-	-	-	(447)
Impairment loss of assets	-	-	(1,973)	-	-	-	-	(1,973)
Profit (loss) before interest and tax	3,152	611	(2,486)	(1,287)	(9)	221	(11)	191
Net profit (loss)	3,152	32	(2,235)	(1,655)	(9)	202	(11)	(524)
Normalized net profit (loss)	3,152	32	(262)	(1,208)	(9)	(205)	(11)	1,489

For the six-month period ended 30 June 2006

	Local wireless telecommu-nications	Satellite & inter-national business	Media	Consumer finance	Airline	Others	Consolidated eliminations	Group
Revenues	-	3,218	1,054	935	543	1,260	(231)	6,779
Net profit (loss) from operating activities	-	(282)	268	(300)	23	(3)	(59)	(353)
Share of net results	4,026	47	-	-	-	-	-	4,073
Gain from sale investment in a joint venture	-	-	-	-	-	134	-	134
Profit (loss) before interest and tax	4,026	227	287	(297)	9	170	(59)	4,363
Net profit (loss)	4,026	(36)	146	(394)	9	133	(59)	3,825
Normalized net profit (loss)	4,026	(36)	146	(394)	9	(1)	(59)	3,691

The consolidated loss for 1H07 was Baht 524 million dropped from the profit of Baht 3,825 million in 1H06. Stripping out the impairment loss of asset of media business in the amount of Baht 1,973 million, loss from impairment of goodwill in OK and gain from sale investment in AA in the amount of Baht 407 million, the normalized consolidated net profit for 1H07 million was Baht 1,489 million, decreased from a profit of Baht 3,691 million for 1H06. This was mainly from the increase in net loss of consumer finance business from the rise in the allowance for doubtful accounts and the decrease of the net result from local wireless telecommunications. The operation result of each business line can be summarized as follows:

Local Wireless Communications Business (Mainly operated by ADVANC)

During 1H07, ADVANC had an additional subscribers in total of 3.17 million of which 1.60 million subscribers were the addition in 2Q07. Total subscribers as at 30 June 2007 were 22.7 million: 2.7 million are postpaid (GSM Advance and GSM 1800) subscribers, and 20.0 million are prepaid (1-2-Call!) subscribers.

The share of the net result from ADVANC was Baht 1,597 million, relatively stable to Baht 1,555 million in 1Q07 but dropped 9.3% from Baht 1,761 in 2Q06 as higher in marketing expenses, bad debt provision and staff costs.

When compare to 1H06, the share of the net result dropped 21.7% or from Baht 4,026 million in 1H06 to Baht 3,152 million in 1H07 as a result from lower in revenues as well as increased in SG&A and interest expense. (For more details, see MD&A of ADVANC)

Satellite and International Businesses (Mainly operated by SATTEL)

In 2Q07, the net loss contributed from SATTEL was Baht 29 million dropped from a profit of Baht 61 million in 1Q07 and rose from a loss of Baht 15 million in 2Q06 as a result from the increase in interest and tax expenses.

For 1H07, SATTEL contributed a profit of Baht 32 million compared to a loss of Baht 36 million in 1H06. The main reason was the rise in sale and services revenue. (For more details, see MD&A of SATTEL)

Media Business (Mainly operated by ITV)

According to the cabinet resolution to cease broadcasts of ITV on 6 March 2007 and the letter dated 7 March 2007 from the PMO notified to revoke ITV's concession agreement and to transfer all assets which have been used to operate during concession agreement to the PMO caused ITV to cease its UHF broadcasting system. These were primary reasons to the decrease in net share of loss of media from a net profit of Baht 146 million in 1H06 to a share of net loss of Baht 2,235 million in 1H07. The major outcomes were the impairment of asset as a result of revocation of the concession agreement and subsequently caused ITV to cease its UHF system broadcasting, also the increase in concession fee in accordance with the ruling of the Supreme Administrative Court on 13 December 2006, which ruled to uphold the judgment of the Central Administrative Court that effected on revocation of the Arbitration Award dated 30 January 2004.

On 30 March 2007, the PMO requested the Central Administrative Court to order ITV to pay unpaid concession fee of Baht 2,210 million, the 12th concession fee of Baht 677 million, interest of overdue concession fees of Baht 562 million, adjusting of television program fee of Baht 97,760 million, and the undelivered value of assets under concession of Baht 656 million, which was a new issue that the PMO has previously not raised. The aggregated amount is Baht 1,020 billion.

On 22 June 2007, The Central Administrative Court had the order striking the case No 640/2550 that the PMO demanded ITV to pay the concession fee (fraction), interest, the penalty fee and value of undelivered assets out of the Case List, so that the parties of the Concession Agreement shall enter into the arbitration proceeding as specified in the concession agreement.

As ITV's concession agreement had been revoked and its business had also been ceased were the reasons that The Stock Exchange of Thailand (SET) suspense (SP sign) ITV's shares. Also, this may cause SET to delist ITV. ITV has to clarify the procedures and provide a time-limit in order to resolve the delisting issue. ITV asked for 6 months (ending on 9 October 2007), which was still in two-year timeframe provided by SET, for the clarification of the criteria and procedure for the exclusion from being delisted. As ITV's dispute is on the process the Arbitration Institute justification of the penalty fee for alteration of television programming and interest for overdue concession fees and filing additional lawsuit case concerning unfair revocation.

Furthermore, ITV also studies on the rehabilitation plan including the business plan and/or capital procurement from foreign and local investors. It shall be taken a period of time for ITV to consider on Pros and Cons carefully so that the rehabilitation will be mostly useful to ITV and the small shareholders.

Consumer Finance Business (Mainly operated by OK)

In 2Q07, the net loss contributed from OK was Baht 549 million dropped 50.4% from the net loss of Baht 1,106 million in 1Q07. Apart from an impairment loss of goodwill in OK in the amount of Baht 447 million in 1Q07, 2Q07 net loss decreased by 16.7% from a loss of Baht 659 million in 1Q07 due to a decrease of the lending portfolio by tightening its credit policy. At the end of 2Q07, portfolio size was approximately Baht 5,100 million, dropped from Baht 6,700 million at the end of 1Q07 and Baht 11,400 million at the end of 2Q06. When compared to 2Q06, the net loss rose as a drop in revenue because of the tightening of its credit policy.

In 1H07, the net loss contributed from OK was Baht 1,655 million rose from the loss of Baht 394 million in 1H06. Excluding the impairment loss of goodwill in OK in the amount of Baht 447 million, the share of the net loss of OK was Baht 1,208 million, increased from the share of the net a loss contribution of Baht 394 million as a result of the decrease of revenue.

Airline Business (Mainly operated by TAA)

In 2Q07, the share of the net loss of TAA was Baht 24 million while, in 1Q07, TAA generated a share of net profit Baht 14 million as a result of low season of airline business. When compare to 2Q06, share of the net profit dropped as a result of higher in operation expenses.

As mentioned above, SHIN sold its investment in AA, which holds 50% in TAA, at the end of June 2007. Thus, 2Q07 will be the last quarter to recognize the operation result from TAA.

Table 6: Selective Balance Sheet Unit: Million Baht

Consolidated	30 June 2007		31 December 2006	
	Amount	*% of Total Assets*	Amount	*% of Total Assets*
Cash and cash equivalent	5,683	*7.5*	5,572	*6.6*
Total current assets	12,401	*16.3*	15,803	*18.6*
Investments in Subs., Asso. and Joint Venture	32,699	*43.1*	33,681	*39.7*
Property & Equipment under Concession agreements, net	19,639	*25.9*	22,342	*26.4*
Total Assets	**75,848**	***100.0***	**84,780**	***100.0***
Total current liabilities	18,517	*24.4*	20,110	*23.7*
Long-term loans, net	10,577	*13.9*	14,109	*16.6*
Total Liabilities	**29,599**	***39.0***	**34,508**	***40.7***
Total Equity	**46,250**	***61.0***	**50,272**	***59.3***
Total Liabilities & Equity	**75,848**	***100.0***	**84,780**	***100.0***

The consolidated current assets as of 30 June 2007 were Baht 12,401 million, a decrease of 21.5% from Baht 15,803 million as of 31 December 2006 as a result of net loans and accrued interest receivable dropped 37.1% which was a result of lower portfolio size of consumer finance business.

Consolidated property & equipment under concession agreements dropped by Baht 2,703 million mainly from the impairment of asset under concession and programming right of ITV in the amount of Baht 1,973 million.

Liabilities

As at 30 June 2007, the consolidated liabilities dropped by Baht 4,909 million mainly from the repayment of loan.

Shareholders' Equity

The consolidated shareholders' equity decreased 7.8% from Baht 50,272 million as of 31 December 2006 to Baht 46,249 million as of 30 June 2007 mainly from 2H06 dividend paid in May 2007 of Baht 3,196 million.

Capital Structure and Liquidity

As at 30 June 2007, the liquidity ratio was 0.67x compared to 0.79x at 31 December 2006. The debt to equity ratio was 0.64x which was relatively stable to 0.69x as at 31 December 2006.

๗๑

Financial Position

For the financial position of major business lines, please see their MD&A.

Cash Flow

Company's Cash Flow

The company cash and cash equivalent as at 30 June 2007 was Baht 801 million, decreased from Baht 1,193 million as at 31 December 2006 mainly from a capital injection into OK of Baht 1,150 million. In 1H07, the company cash outflow from operating activities was Baht 170 million rose from Baht 51 million in 1H06 as a result of the cease of the management revenue and the higher operation expenses in 1H07.

In 1H07, the company cash inflow from the investment activities was Baht 3,568 million, a decrease from Baht 4,066 million in 1H06 as a result of the capital injection into OK..

The cash outflow of financing activities was Baht 3,790 million, an increase from cash outflow of Baht 1,551 million which included the cash receipt during 1H06 from the share subscription from the exercise of warrant (Shin-W1) of Baht 3,728 million.

Consolidated Cash Flow

At the end of 2Q07, consolidated cash and cash equivalent was Baht 5,683 million, which was a rise of approximately Baht 111 million from Baht 5,572 million as at 31 December 2006. In 1H07, The consolidated cash inflow from operating activities was Baht 2,922 million compared to Baht 2,326 million in 1H06. The increase in cash inflow was mainly due to the collection of loans and accrued interest receivable.

In the investment activities, the consolidated cash inflow was Baht 4,469 million rose from Baht 733 million in 1H06, which was mainly from the decrease in the purchase of property and equipment.

The consolidated cash outflow from financing activities was Baht 7,280 million, rose from Baht 657 million in 1H06 as a result from the decrease in additional loans by Baht 3,266 million and the higher increase of loans repayment by Baht 517 million. Also, in 1H06, there was a cash inflow from the cash receipt from the additional share capital Baht 3,728 million, which was from the exercise of the warrant (Shin–W1), even though, the dividend paid in 1H07 was Baht 3,196 million dropped by Baht 885 million from Baht 4,081 million in 1H06.

Management Discussion and Analysis: Advanced Info Service Plc

Overview

The Group reported total subscribers of 22.7 million as of Jun-07, a 16% subscriber growth from end of 2006.

For 2Q07, AIS and its subsidiaries ("The Group") reported strong subscriber growth. The Group added in total of 3.17 million subscribers in the first six months of 2007, of which 1.60 million were added in 2Q07. This represented a 16% subscriber growth from the end of previous year. Total subscribers at the end of June 2007 were 22.7 million, comprising of 2.7 million postpaid and 20 million prepaid subscribers.

The strong subscriber growth and relatively higher tariffs for the period helped support 6.4% year on year (y-o-y) growth in service revenue to Bt19,597 million in 2Q07 from Bt18,422 million in 2Q06. Since the end of March 2007, the Group had continue raising price for prepaid new subscribers, setting tariffs on a per-minute basis and discontinued per-call packages offered last year. On a quarter on quarter (q-o-q) basis, service revenues continued to increase slightly 0.5% despite second quarter is seasonally weak compared to the first quarter.

Sales revenues were Bt3,082 million, a fall of 24.6% y-o-y and 23.1% q-o-q from Bt4,086 million in 2Q06 and Bt4,006 million in 1Q07 due to lower handset unit sales as well as lower average handset selling prices. However, this would not have material impact to company's bottom line since sales margin were normally thin and contributed marginally to the consolidated net profit. As a result, total revenues in 2Q07 were relatively stable at Bt22,678 million or 0.8% growth y-o-y from Bt22,508 million in 2Q06 but declined 3.5% q-o-q over 1Q07.

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Total cost dropped 1.7% y-o-y to Bt13,728 million in 2Q07 due to lower cost of sales which dropped 21.6% y-o-y following lower sales revenue, while concession fee increased 6.4% y-o-y in proportion of service revenue growth and cost of service grew 4.5% y-o-y from higher amortization. Amortization cost started to pick up 6% q-o-q in this quarter given a significant amount of network investment last year and a shortening concession life.

SG&A expenses increased 29% y-o-y from higher marketing expenses, bad debt provision, and staff costs.

SG&A expenses increased 29% y-o-y and 5.6% q-o-q to Bt3,301 million due to higher marketing expenses, bad debt provision and staff costs. Marketing expenses as a percentage to total revenue was stable q-o-q at 3.8% in 2Q07 and was within a 4% budget for the full year 2007. Bad debt expenses as a percentage to total postpaid revenues increased in 2Q07 to 8.1%, rose from 6.6% in 1Q07 and 0.6% in 2Q06 due to aggressive postpaid subscriber acquisition since 3Q06 and the Group's conservative provisioning policy. Quality of account receivables remained high with over 90% of gross account receivable aging are current and due less than 3 months. For 2Q07, net profit were Bt3,663 million declined 11.2% y-o-y from Bt4,126 million in 2Q06 and 8.1% q-o-q from Bt3,984 million in 1Q07.

For the first six-month period of 2007 (1H07), the Group generated total revenues of Bt46,177 million, a 2.2% drop from Bt47,196 million in 1H06. Net profit was Bt7,647 million, declined 18.8% from Bt9,415 million in 1H06 from lower service and sales revenue as well as increased SG&A and interest expense.

As at end of June 2007, the Group had total borrowings of Bt31,321 million (including swap contract payable), an increase of Bt8,353 million from the end of June 2006. This increase was for the group to continue network investment to maintain strong position in the market while maintaining dividend payment to shareholders. Despite of debt increase, capital structure remained strong with net debt to equity of 30% and total liabilities to equity of 74%.

For 1H07, the Group generated Bt17,879 million of operating cash flow, together with the increased debt, helped support total capex of Bt9,663 million compared to a full year estimate of Bt18,000 million, as well as cash dividend for the total amount of Bt9,753 million paid on 10 May 2007, implying a dividend per share of Bt3.30.

Financial Summary

(Bt million)	2Q07	2Q06	% change y-o-y	1Q07	% change q-o-q
Service revenue	19,597	18,422	6.4%	19,493	0.5%
Sales revenue	3,082	4,086	(24.6%)	4,006	(23.1%)
Total revenue	22,678	22,508	0.8%	23,499	(3.5%)
Total cost	13,728	13,968	(1.7%)	14,293	(4.0%)
Gross profit	8,950	8,540	4.8%	9,206	(2.8%)
SG&A	3,301	2,559	29.0%	3,126	5.6%
Earnings before interest and tax	5,795	6,246	(7.2%)	6,270	(7.6%)
Net profit	3,663	4,126	(11.2%)	3,984	(8.1%)

	1H07 (6-mths)	1H06 (6-mths)	% change y-o-y
Service revenue	39,089	39,689	(1.5%)
Sales revenue	7,087	7,507	(5.6%)
Total revenue	46,177	47,196	(2.2%)
Total cost	28,020	28,091	(0.2%)
Gross profit	18,156	19,106	(5.0%)
SG&A	6,427	5,376	19.6%
Earnings before interest and tax	12,064	14,282	(15.5%)
Net profit	7,647	9,415	(18.8%)

Service revenues improved 6.4% y-o-y from strong subscriber growth and higher tariffs.

Total Revenue

In 2Q07, total revenues consist of (1) 86.4% service revenues and rentals (2) 13.6% sales of handsets and SIM cards. Total revenues in 2Q07 were Bt22,678 million, increased 0.8% y-o-y from Bt22,508 million in 2Q06 due to higher service revenue but declined 3.5% q-o-q from Bt23,499 million in 1Q07 due to lower sales revenue.

(1) Service revenues in 2Q07 increased 6.4% y-o-y to Bt19,597 million, from Bt18,422 million in 2Q06, based on strong subscriber growth and relatively higher tariffs for the period. Since the end of March 2007, the Group had continued raising the price for prepaid new subscribers, setting the tariff on a per-minute basis and discontinued a per-call basis packages offered during 2Q06. As a result, on a q-o-q basis, service revenues were relatively flat (+0.5%) despite that service revenues in the second quarter are usually weak due to seasonality. For 1H07, service revenue were Bt39,089 million, decreased 1.5% from Bt39,689 million in 1H06.

(2) Sales revenue declined 24.6% y-o-y and 23.1% q-o-q to Bt3,082 million in 2Q07 from both lower units sales of handset and falling average selling prices. For 1H07, sales revenues were Bt7,087 million, decreased 5.6% from Bt7,507 million in 1H06.

Total cost slightly declined 1.7% y-o-y from lower cost of sales while cost of service and concession fee increased from improved service revenues

Total Cost

Total cost comprises of (1) cost of services and equipment rentals, (2) concession fee, and (3) cost of sales. For the 2Q07, the Group incurred total cost of Bt13,728 million, a fall of 1.7% y-o-y and 4.0% q-o-q due to lower cost of sales.

(1) Cost of services and equipment rentals in 2Q07 were Bt6,020 million, increased 4.5% y-o-y and 3.7% q-o-q from higher amortization cost, utilities and other network related expenses. Amortization cost on asset under concession started to pick up 6% q-o-q in this quarter following a large spending on network investment last year and shortening concession life.

(2) Concession fee were Bt 4,838 million in 2Q07, increased 6.4% y-o-y and 0.5% q-o-q in proportion of higher service revenue. Concession fee and excise tax as percentage of service revenue remains the same at 24.7% in 2Q07, compared to that of 2Q06 and 1Q07.

(3) Cost of sales in 2Q07 was Bt 2,871 million, decreased 21.6% y-o-y and 21.9% q-o-q due to lower unit of handset sales and lower average handset selling price. Sales margin continued to decline to 6.9% in 2Q07 compared to 10.4% in 2Q06 and 8.2% in 1Q07; this usually fluctuates from quarter to quarter depending on different margins from different handset models sold in each period.

For 1H07, total cost was relatively flat at Bt28,020 million, compared to Bt28,091 million in 1H06.

Bad debt provision rose in 2Q07 based on aggressive subscriber acquisition and conservative provisioning policy.

Selling and administrative expenses (SG&A)

The group incurred SG&A expenses of Bt3,301 million in 2Q07 or 14.6% of total revenue compared to Bt2,559 million in 2Q06 or 11.4% of total revenue. The y-o-y increase was a result of higher bad debt provision, staff cost, and marketing spending. Comparing q-o-q, SG&A also rose 5.6% from Bt3,126 million in 1Q07 or 13.3% of total revenue mainly from higher bad debt provision, operating expense and staff cost.

As the group has been launching a number of low-end postpaid packages (mostly at Bt299/month) since 3Q06, postpaid subscribers had since increased instead of falling trend during the past two years. As a result, bad debt provision for the quarter rose to Bt440 million or 8.1% of postpaid revenues from Bt31 million or 0.6% in 2Q06 and Bt363 million or 6.6% in 1Q07. However, quality of account receivables remained high given over 90% of gross account receivable aging fell under 3 months overdue and the provision covered more than amount overdue of over 3 months.

Marketing spending for the quarter was Bt863 million or 3.8% of total revenue, increased from the same quarter last year of Bt737 million or 3.3% of total revenue as most of marketing spending last year was pushed toward the second half of the year. However, spending was more evenly on q-o-q basis with a slight decline from Bt874 million in 1Q07 or 3.7% of total revenue.

Competitive landscape in 1H07 was much different from 1H06 when marketing activities slowed down and subscriber growth was relatively much smaller. As a result, SG&A expenses for 1H07 rose 19.6% y-o-y from the increase in bad debt and marketing spending. However, marketing spending in 1H07 of 3.8% of total revenue remained within 4% budget for the full year 2007.

Interest expense

The group increased total outstanding debt to Bt31,321 million (including swap payable) from Bt22,968 million in 2Q06 in order to continue network investment to maintain strong position in the market while maintain dividend payment to shareholders. Interest expense for the period, as a result, increased 27.7% y-o-y to Bt417 million from Bt327 million in 2Q06. Compared to the previous quarter, interest expense slightly declined 6.8% q-o-q from Bt448 million in 1Q07.

For 1H07, interest expense increased 32% to Bt865 million from Bt655 million in 1H06 from higher outstanding debt.

Of the total borrowings, majority had fixed interest rate whereas floated rate debt represented only 21% of total amount as of 2Q07. The group had weighted average interest rate of 5.33% per annum.

Net Profit

Despite of improving service revenue y-o-y, SG&A and interest expense increased y-o-y, as a result, net profit for the quarter of Bt3,663 million decline 11.2% from Bt4,126 million in 2Q06. Comparing q-o-q, net profit decline 8.1% from Bt3,984 million in 1Q07 from higher amortization and increased SG&A expenses.

For the six month period, net profit was Bt7,647 million declined 18.8% y-o-y from Bt9,415 million from lower service and sales revenue, higher marketing spending, bad debt provision and interest expense.

Liquidity

Current ratio dropped slightly to 65% as of Jun-07 due to less cash outstanding from dividend payment.

As of 30 June 2007, current ratio declined to 65% from 74% as of 31 December 2006 due to less cash outstanding from dividend payment during 2Q07.

Current assets

The current assets as of 30 June 2007 were Bt 19,842 million, declined 13.3% from Bt22,893 million at the end of 4Q06 mainly from less cash and cash equivalents.

	30 June 2007		31 December 2006	
	Million Baht	% Total assets	Million Baht	% Total assets
Cash and cash equivalents	8,935	6.8%	12,742	9.5%
Trade receivables	5,120	3.9%	4,898	3.6%
Inventories for network spare part	1,908	1.5%	2,055	1.5%
Other current assets	3,878	3.0%	3,197	2.4%
Total current assets	**19,842**	**15.1%**	**22,893**	**17.0%**

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Current liabilities

Current liabilities slightly decreased to Bt30,662 million from Bt 31,039 million at the end of 2006 as there was less portion of long-term debt due in 1 year.

	30 June 2007		31 December 2006	
	Million Baht	% Total Liabilities	Million Baht	% Total Liabilities
Short term loans	3,916	7.0%	1,000	1.8%
Trade payable	5,113	9.2%	5,760	10.2%
Portion of long-term debt due in 1 year	2,509	4.5%	6,507	11.5%
Concession right payable, accrued concession fee and excise tax	9,381	16.9%	7,155	12.6%
Unearned income	3,516	6.3%	3,659	6.5%
Income tax payable	3,080	5.5%	2,963	5.2%
Other current liabilities	3,147	5.7%	3,994	7.0%
Total current liabilities	30,662	55.2%	31,039	54.7%

Assets

Total asset decreased due to lower current asset

Total assets as of 30 June 2007 was Bt131,126 million, decreased from Bt 134,301 million as of 31 December 2006 as a result of lower current asset. Fixed assets including Property Plant and Equipment and assets under concession represented 68% of total assets.

	30 June 2007		31 December 2006	
	Million Baht	% of Total assets	Million Baht	% of Total Assets
Current assets	19,842	15.1%	22,893	17.0%
Property, plant and equipment, net	8,260	6.3%	7,797	5.8%
Asset under concession agreement, net	80,883	61.7%	81,096	60.4%
Intangible assets	11,457	8.7%	12,197	9.1%
Deferred tax assets	10,007	7.6%	9,763	7.3%
Other non-current assets	677	0.5%	555	0.4%
Total assets	131,126	100%	134,301	100%

Capital structure

The Group's capital structure remained strong, with debt to equity ratio of 41%

The Group's capital structure remained strong with debt to equity ratio at 41% as of 30 June 2007. Net debt to equity (Net debt = total debentures and borrowings minus cash) was 30% slightly increased from 26% as of 31 December 2006.

	30 June 2007	31 December 2006
Total liabilities to equity	74%	73%
Debt to equity	41%	43%
Net debt to equity	30%	26%

Debentures and Loans

As of 30 June 2007, total debentures and borrowings were Bt31,321 million, declined from Bt33,149 million at the end of 4Q06. The decline was mainly from retirement of Bt4,750 million of long-term debentures during the first half of 2007, despite that the Group had increased its short-term borrowing to Bt3,916 million from Bt1,000 million at the end of December 2006.

	30 June 2007		31 December 2006	
	Million Baht	% Total Liabilities	Million Baht	% Total Liabilities
Short term borrowing	3,916	7.0%	1,000	1.8%
Portion of long-term debt due in 1 year	2,509	4.5%	6,507	11.5%
Long-term debt	24,896*	44.8%	25,642*	45.2%
Total debts	31,321	56.4%	33,149	58.5%

* including swap contract payable incurred from JPY-denominated syndicated loan which was swapped into Thai Baht in total of Baht 9,485 million

Shareholders' equity

The Group's shareholder's equity was Bt75,556 million as of 30 June 2007 compared to Bt77,599 million as of 31 December 2006, a slight decline due to dividend payment in 2Q07.

Cash Flow

Cash flow remained strong and sufficient to finance capital expenditures and repay debt.

For the six-month period, the Group generated Bt17,879 million of cash flow from operations (after interest, tax, and changes in working capital) and raised another Bt2,893 million in short-term loan. Of this amount, the group spent Bt9,663 million on capital expenditures, repaid Bt4,760 million of long-term debentures and finance lease, and paid Bt9,753 million in dividend. As a result, the group had net decrease in cash of Bt3,368 million for the period.

Significant Event

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT Public Company Limited who is the Telephone Organization of Thailand at that time ("TOT") and Advance Info Service Public Company Limited after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services between TOT Public Company Limited and Advanced Info Service Public Company Limited) that ""... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the

Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet".

*The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550 translation, provided by the Company's legal advisor. The full text Memorandum of the Council of State is available only in Thai language.

Management Discussion and Analysis: Shin Satellite Public Company Limited

I. Overview

Revenue of Q2/07 rose 22.6%

Shin Satellite Plc's consolidated sales and service income for Q2/2007 increased by 22.6% and 10.9% over Q2/2006 and Q1/2007 respectively due to growth of the satellite business and the telephone business. This resulted in a marked improvement in this quarter; the operating loss was Baht 154 million less than the operating loss in Q2/2006, and a Baht 58 million improvement on the operating loss in Q1/2007. In the first half of 2007, the Company's consolidated sales and service income rose by 6.0% year-on-year and its operating loss was Baht 147 million less than that in 1H/2006.

1H/07 net profit surged 156.5%

The Company reported a net profit of Baht 52 million for the first six months of 2007, up 156.5% over a net loss of Baht 92 million in the first half of 2006. However, a net loss of Baht 83 million in Q2/2007 was mainly caused by increases in interest expense and income tax expense.

In this quarter, the Company gained a dividend of Baht 138 million from Shenington Investments Pte Ltd ("Shenington"). Moreover, in August 2007, CSL announced it would pay a dividend of Baht 0.20 per share (par value of Baht 1 per share) for the performance of the first six months of 2007; thus, the Company will receive a dividend of Baht 50 million, in line with its 39.9% ownership.

In June 2007, the Company agreed to sell 49% shares of Shenington to Asia Mobile Holdings Pte Ltd ("AMH") for a total cash consideration of US$ 200 million while the cost of investment was approximately Baht 132 million. Following the sale, the Company can create future synergy value, and repay loans for the iPSTAR satellite and Thaicom 5 satellite projects in an amount of US$ 141 million so that it can strengthen overall financial status.

With the adoption of a new accounting policy in Q1/2007 regarding changing the accounting methods for the investments in subsidiaries and associates from the equity method to the cost method as reported in the separate financial statement, the Company had to restate some financial figures on the balance sheets as at December 31, 2006 and on the income statement for the second quarter and the first six months of 2006, on the separate financial statement in order to be comparable to Q2/2007 and 1H/2007 figures.

II. Business Summary

Transponder leasing and related business

In June 2007, the Company launched a new low-cost product, functioning as an external TCP Accelerator (TCP/A) named the IPSTAR maXX. The maXX allows IPSTAR to be efficiently deployed in multiple-user broadband environments and will be available throughout Asia-Pacific in Q3/2007.

A steady growth in UT sales caused an increase of 126.0% in IPSTAR service revenue over Q2/2006. In this quarter, UT sales volume totaled 11,116 UTs. Currently, the total number of UTs provided by the Company at the end of Q2/2007 was 86,303.
The Company has planned to complete the installation of two gateways in India by Q4/2007.

๑๗

AMH became a strategic partner of SSA

Telephone business

In June 2007, the Company agreed to sell a 49 percent stake in Shenington, an investment holding company with a 100 percent stake in Cambodia Shinawatra Company Limited ("CamShin") and 49 percent stake in Lao Telecommunications Company Limited ("LTC"), to AMH for an aggregate cash consideration of US$ 200 million, while the cost of investment was Baht 132 million. The transaction allowed the Company to realize its value in Shenington.

With the introduction of AMH as a strategic shareholder of Shenington, LTC and CamShin are expected to gain additional technical capabilities and management expertise, and potentially significant strategic and operational synergies, positioning it as one of the leading telecommunications companies in South East Asia. The investment transaction was already completed on July 25, 2007.

Because of a steady growth of telephone subscribers in both Cambodia and Lao PDR, especially mobile prepaid subscribers, as of the end of Q2/2007, LTC and CamShin have 713,772 and 337,954 subscribers respectively, an increase of 26.9% and 17.1% from 562,484 and 288,724 subscribers in Q2/2006.

Internet and media business

CS Loxinfo Plc ("CSL")'s performance in Q2/2007 was better than the previous quarter due to an increase in Internet access service income and the effectiveness of cost management. Although, there was an intensive competitive environment on Internet Access services, revenue from leased line services increased as CSL had continuously put more effort on sales and expanded customer base in this segment by concentrating on the quality of service and value added services, to meet customer needs.

In April 2007, CSL acquired the common shares of Watta Classified Company Limited ("Watta") to the amount of 0.12 million shares or Baht 88 million from the exiting shareholders of Watta, which were approximately equivalent to 60% of the registered shares of Watta. The investment in Watta would help CSL to create the largest national platform for a complete line of classified and directory services.

III. Consolidated Operating Results

<u>Accounting policy</u>

Following the Notification of the Federation of Accounting Professions (FAP) no.26/2006 TAS 44 (revised-2007), Consolidated Financial Statements and Separate Financial Statements, the Company is required to change the accounting methods for the investments in subsidiaries and associates from the equity method to the cost method as reported in the separate financial statement. The Company restated its financial statement by using the historical cost as the cost of the investment in a subsidiary of the separate financial statement.

As a result of the adoption of this accounting policy, the Company restated some financial figures on the balance sheets as at December 31, 2006 and on the income statement for the second quarter of 2006, of the separate financial statements as follows;

Company F/S Unit: million Baht	Adjustments	Before Adjust	Adjust- increase (decrease)	After Adjust
Balance sheet	Investments	2,800	(1,786)	1,014
	Deferred tax assets	470	14	484
	Adjustment on assets		*(1,772)*	
	Net liablilities in subsidiaries	97	(97)	-
	Adjustment on liabilities		*(97)*	
	Unrealised cumulative gains on dilution of investment in a subsidiary	376	(376)	-
	Cumulative foreign currency translation adjustment	(311)	311	-
	Retained earnings - Unappropriated	3,492	(1,610)	1,882
	Adjustment on equity		*(1,675)*	
Income statement	Dividend income	-	76	76
	Share of net results from investments -equity method	218	(218)	-
	Net profit	(34)	(143)	(177)
	Adjustment on Income statement		*(143)*	

The Company would like to provide additional information to better clarify the issue as follows:

After restating, the income statement of the separate financial statements shows net income for the three-month period ended June 30, 2007 and the comparable period in 2006 decreased by Baht 58 million and Baht 143 million respectively. (that is, decreased by Baht 0.05/share and Baht 0.13/share respectively.) This is because the separate financial statement did not include proportionately the performance of subsidiaries and associates, whereas it solely included the performance of the parent company. TAS44 allows the Company to realize gains from investments in subsidiaries and associates only when it receives dividends from such subsidiaries and associates.

The effect from restating other items on the balance sheets as at December 31, 2006 of the separate financial statements is as follows;

- Investment in subsidiaries and associates, recorded at the historical cost, is shown in a separate financial statement to have a book value of Baht 1,014 million.
- Deferred tax assets increased by Baht 14 million to Baht 484 million.
- The separate financial statement did not include net liabilities in subsidiaries, unrealized cumulative gains on dilution of investment in a subsidiary, cumulative foreign currency translation adjustment.
- Retained earnings on the balance sheets decreased by Baht 1,610 million to Baht 1,882 million.

Selected financial information on SATTEL

	Amount (MBt)			Change		Amount (MBt)		Change
	Q2/07	Q1/07	Q2/06	QoQ (%)	YoY (%)	1H/07	1H/06	YoY (%)
Sales and service income	1,794	1,618	1,463	10.9%	22.6%	3,412	3,218	6.0%
Share of net results from associate	24	23	20	4.3%	20.0%	47	45	4.4%
Cost of sales and services	1,457	1,377	1,366	5.8%	6.7%	2,834	2,930	-3.3%
SG&A expenses	376	338	290	11.2%	29.7%	714	571	25.0%
EBIT*	(39)	(97)	(193)	n.a.	n.a.	(136)	(283)	n.a.
EBITDA**	672	587	596	14.5%	12.8%	1,259	1,285	-2.0%
Net profit	(83)	135	(34)	-161.5%	n.a.	52	(92)	156.5%
EPS (Baht)	(0.08)	0.12	(0.03)	-166.7%	n.a.	0.05	(0.08)	162.5%

* EBIT = Sales and service income – Cost of sales and service – SG&A

** EBITDA = EBIT + Depreciation and Amortization

Sales and service income

Consolidated sales and service income in Q2/2007 was Baht 1,794 million, an increase of Baht 331 million or 22.6%, compared to Baht 1,463 million in Q2/2006, and an increase of Baht 176 million or 10.9% from Baht 1,618 million in the previous quarter. This resulted from growth of revenue across all businesses.

Consolidated sales and service income for 1H/2007 rose 6.0% to Baht 3,412 million from Baht 3,218 million in 1H/2006 due to an increase in revenue from the telephone network business and the Internet and media business.

Sales and service income	Q2/07	Q1/07	Q2/06	%QoQ	%YoY	1H/07	1H/06	%YoY
Satellite and related services	1,057	935	849	13.0%	24.5%	1,992	2,002	-0.5%
Telephone services	694	645	595	7.6%	16.6%	1,339	1,177	13.8%
Internet services	43	38	19	13.2%	126.3%	81	39	107.7%
Total	**1,794**	**1,618**	**1,463**	**10.9%**	**22.6%**	**3,412**	**3,218**	**6.0%**

Satellite transponder leasing and related services

Revenue from satellite transponders and related services in Q2/2007 was Baht 1,057 million, an increase of Baht 208 million or 24.5%, compared to Baht 849 million in the same period last year, and increased by Baht 122 million or 13.0% from Baht 935 million in the previous quarter.

Satellite and related services	Q2/07	Q1/07	Q2/06	%QoQ	%YoY	1H/07	1H/06	%YoY
Thaicom 1A, 2, 3, 5 and related services	571	591	634	-3.4%	-9.9%	1,162	1,279	-9.1%
IPSTAR services	486	344	215	41.3%	126.0%	830	723	14.8%
Total	**1,057**	**935**	**849**	**13.0%**	**24.5%**	**1,992**	**2,002**	**-0.5%**

- Revenue from the Thaicom conventional satellite business for Q2/2007 was Baht 571 million, a decrease of Baht 63 million or 9.9%, from Baht 634 million in Q2/2006, and decreased by Baht 20 million or 3.4% from Baht 591 million in the previous quarter. A loss from the continued appreciation of the Thai Baht led to a drop in such revenue as compared to that in Q2/2006 and Q1/2007.

- IPSTAR service revenue was Baht 486 million in Q2/2007, an increase of Baht 271 million or 126.0%, compared to Baht 215 million in the same period last year, and an increase of Baht 142 million or 41.3% from Baht 344 million in the previous quarter. This was due to a steady growth in IPSTAR business and UT sales, especially from IPSTAR Australia and IPSTAR New Zealand. The Company sold 11,116 UTs in Q2/2007, an increase of 8,328 UTs or 298.7% from 2,788 UTs in Q2/2006 and an increase of 1,985 UTs or 21.7% from 9,131 UTs in Q1/2007; moreover, revenue from transponder leasing on Thaicom 4 (IPSTAR) was higher than that in Q2/2006 and Q1/2007.

Q2/07 revenue from telephone services increased 16.6% from Q2/06.

Telephone services

The Company's revenue from the telephone service business in Q2/2007 was Baht 694 million, an increase of Baht 99 million, or 16.6%, compared to Baht 595 million in Q2/2006, and an increase of Baht 49 million or 7.6% from Baht 645 million in the previous quarter. This was due to the growth of telephone subscribers in both Cambodia and Lao PDR, especially a significant growth rate of prepaid mobile phone subscribers. As at the end of Q2/2007, LTC and CamShin had 713,772 and 337,954 subscribers respectively, increases of 26.9% and 17.1% from Q2/2006. CamShin also had an increase in revenue from international calling service using VoIP which was launched in Q4/2006 while LTC had an increase of 41% in revenue from International Long Distance service over Q2/2006.

Q2/07 revenue from Internet and media services rose 126.3% from Q2/06.

Internet and media services

Revenue from the Internet access and media business in Q2/2007 was Baht 43 million, an increase of Baht 24 million or 126.3% from Baht 19 million in Q2/2006, and an increase of Baht 5 million or 13.2% from Baht 38 million in Q1/2007 due to an increase in revenue from DTV sales first incurred in Q1/2007 and a significant growth of Internet subscribers of LTC and CamShin; CamShin launched IPSTAR Internet service in this quarter.

Cost of sales and service

The Company reported total cost for Q2/2007 of Baht 1,457 million, an increase of Baht 91 million or 6.7%, compared to Baht 1,366 million in Q2/2006, due to an increase in the cost of sales and service from all businesses. The total cost for Q2/2007 rose by Baht 80 million or 5.8% from Baht 1,377 million in Q1/2007, due to an increase in cost relating to transponder leasing and related services and the Internet access and media services.

Total cost for 1H/2007 was Baht 2,834 million, a decrease of 3.3% from the same period last year, because of a decrease in the cost of satellite services.

Cost of sales and services	Q2/07	Q1/07	Q2/06	%QoQ	%YoY	1H/07	1H/06	%YoY
Satellite and related services	1,074	1,027	1,038	4.6%	3.5%	2,101	2,310	-9.0%
Telephone services	328	333	304	-1.5%	7.9%	661	578	14.4%
Internet services	55	17	24	223.5%	129.2%	72	42	71.4%
Total	**1,457**	**1,377**	**1,366**	**5.8%**	**6.7%**	**2,834**	**2,930**	**-3.3%**

Cost of satellite transponder leasing and related services

Cost relating to transponder leasing and related services in Q2/2007 was Baht 1,074 million, an increase of Baht 36 million or 3.5% from Baht 1,038 million in the same period last year, and increased by Baht 47 million or 4.6% from 1,027 million in Q1/2007, because an increase in cost of UT sales which was in accordance with a rise in its sales volume.

Satellite and related services	Q2/07	Q1/07	Q2/06	%QoQ	%YoY	1H/07	1H/06	%YoY
Thaicom 1A, 2, 3, 5 and related services	350	350	435	0.0%	-19.5%	700	897	-22.0%
IPSTAR services	724	677	603	6.9%	20.1%	1,401	1,413	-0.8%
Total	**1,074**	**1,027**	**1,038**	**4.6%**	**3.5%**	**2,101**	**2,310**	**-9.0%**

- Cost relating to the Thaicom conventional satellite and related business was Baht 350 million, a decrease of Baht 85 million or 19.5% from Q2/2006, because of no amortization of the Thaicom 3 satellite, which has not been utilized since July 13, 2006, offset by a rise in the amortization and the cost of in-orbit insurance of the Thaicom 5 satellite.
- Cost of providing IPSTAR services was Baht 724 million, a rise of Baht 121 million or 20.1% from Q2/2006, due to an increase in cost of UT sales corresponding to a rise in the sales volume, and a rise in cost relating to the Thaicom 4 satellite; for instance, an increase of Baht 6 million in concession fee to MICT.

Cost of telephone services

Cost relating to the telephone business for Q2/2007 amounted to Baht 328 million, an increase of Baht 24 million or 7.9% from Baht 304 million in Q2/2006, due to an increase in revenue sharing to the Ministry of Post and Telecommunications in Cambodia which increased from 7% to 10% of revenue before expenses in 2007, increased electricity cost, a rise in depreciation of increasing equipment used in telephone network stations since the second half of 2006, and cost relating to VOIP that was a new service provided in Q4/2006 in Cambodia. Moreover, there was an increase in amortization of expanded telephone network in Lao PDR.

Cost of Internet access and media services

Cost relating to the Internet access and media business in Q2/2007 was Baht 55 million, an increase of Baht 31 million or 129.2% from Baht 24 million in Q2/2006, because of the cost of DTV sales and an increase in the cost of Internet Backbone leasing which LTC paid to CAT Telecom for Internet access. Cost relating to the Internet access and media business in Q2/2007 increased by Baht 38 million or 223.5% from Baht 17 million in the previous quarter due to an increase in the cost of DTV sales corresponding to a rise in the sales volume.

Selling and administrative expenses

SG&A expenses, including directors' remuneration, were Baht 376 million in Q2/2007, an increase of Baht 86 million, or 29.7% compared to Baht 290 million in Q2/2006. This was due to increases of Baht 56 million in marketing expenses arising from promotions in the satellite and telephone businesses, and Baht 35 million in staff cost. Moreover, the Company had an expense of consultant fee for rescheduling of loan repayments on long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects.

Interest expense

Interest expense was Baht 236 million, an increase of Baht 15 million, or 6.8%, compared to Baht 221 million in Q2/2006 due to the recognition of interest associated with the Thaicom 5 project as an expense once the service started in July 2006.

Gain on exchange rate

Because of the strengthening of the Thai Baht since 2006, the Company reported a gain of Baht 213 million from foreign exchange for Q2/2007, while it recorded a gain of Baht 146 million for Q2/2006. The Thai Baht appreciated by approximately Baht 0.5 and Baht 1.1 against the USD in this quarter and the previous quarter respectively, resulting in a decrease of Baht 248 million in gain on exchange rate from Q1/2007 to Q2/2007.

Share of net results from investment – equity method

The share of net results from investment in Q2/2007 was Baht 24 million, increased by Baht 4 million or 20% from Baht 20 million in Q2/2006, due to an increase of 20% in CSL's net profit especially from Internet business, and rose by Baht 1 million or 4.3% over Q1/2007.

Income tax expense

The Company's income tax expense in Q2/2007 was Baht 51 million while the Company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 88 million in Q2/2006. Income tax expense in this quarter was Baht 33 million more than that in Q1/2007 due to the tax on dividend income gained from Shenington.

๑๕๗

IV. Financial Position

At the end of Q2/2007, the Company reported total assets of Baht 32,341 million, a decrease of Baht 493 million or 1.5% from Baht 32,834 million at the end of 2006. This was caused by the depreciation and amortization of PP&E under concession agreements while there was no purchase of assets in this quarter for this account; thus, PP&E under concession agreements has a decreased book value. CSL's net assets were presented as an investment in an associate.

SATTEL's asset components

Assets	June 30, 2007		December 31, 2006	
	Amount (Bt mn)	% of Total assets	Amount (Bt mn)	% of Total assets
Current assets	2,691	8.3	2,479	7.6
Investment in associates	698	2.2	686	2.1
PP&E, net	6,809	21.1	6,822	20.8
PP&E under the concession agreement, net	19,640	60.7	20,489	62.4
Intangible assets	1,363	4.2	1,389	4.2

Liquidity

At the end of Q2/2007, the Company had a current ratio of 0.34 times, down from 0.39 at the end of 2006. This was because of an increase of Baht 1,232 million in the current portion of long-term loans.

Investments

Investment in CSL was presented as an "investment in an associate" item. At the end of Q2/2007 the Company's "investment in an associate" was Baht 698 million, an increase of Baht 12 million or 1.7% from Baht 686 million at the end of 2006, reflecting a proportionate recognition of CSL's net profit for the first six months of 2007 amounted to Baht 47 million offset by a dividend paid of Baht 35 million.

Property, plant and equipment

Property, Plant and Equipment (PP&E) at the end of Q2/2007 was Baht 6,809 million, a decrease of Baht 13 million from Baht 6,822 million at the end of last year. This was mainly due to a depreciation and amortization of PP&E of Baht 432 million, foreign currency translation adjustment of Baht 164 million, offset by purchase of assets of Baht 589 million in this quarter most of which were assets for the expansion of telephone network. PP&E at the end of Q2/2007 also included the assets under concession agreement of CamShin of approximately Baht 2,746 million, a decrease of Baht 18 million from Baht 2,728 million at the end of 2006.

PP&E under concession agreements

PP&E under concession agreements at the end of Q2/2007 was Baht 19,640 million, a decrease of Baht 849 million from Baht 20,489 million at the end of 2006. This was mainly due to an amortization of Baht 849 million in 1H/2007.

Intangible assets

Intangible assets at the end of Q2/2007 were Baht 1,363 million, a decrease of Baht 26 million, compared to Baht 1,389 million at the end of 2006, due to its depreciation and amortization offset by increased intangible assets arising from the development of UT.

Borrowings and Shareholders' equity

The Company's net borrowings at the end of Q2/2007 were Baht 15,269 million, a decrease of Baht 1,020 million from Baht 16,289 million at the end of 2006. This was mainly due to an unrealized gain on exchange rate, and long-term loan repayment. CamShin also negotiated with suppliers of telephone network equipment and installation for a longer payment period of up to over one year without interest. Compared with payment terms in which interest was charged by suppliers in the past, CamShin had less borrowings and interest expense so that an amount of long-term borrowings was transferred and recorded under long-term account payables.

The Company's shareholders' equity at the end of Q2/2007 was Baht 13,537 million, a decrease of Baht 41 million from 13,578 million at the end of 2006, reflecting an increase of Baht 97 million in loss from foreign currency translation adjustment offset by net profit of Baht 52 million in 1H/2007.

Net borrowings to equity at the end of Q2/2007 were 1.13 times, considered manageable for a company that is investing in huge projects like Thaicom 4 (IPSTAR) and Thaicom 5, and receiving support from financial institutions.

Cash flow

The Company's cash flows from operating activities for 1H/2007 were Baht 983 million. Net cash outflows used for investing activities were Baht 700 million, mainly for the expansion of telephone network. The Company had net cash outflow from financing activities in Q2/2007 of Baht 44 million mainly due to long-term loan repayment for the CamShin telephone network project.

The Company had ending cash of Baht 602 million on June 30, 2007.

This document contains certain forward-looking statements. They refer to future events and to the future financial performance of the companies in Shin Group. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue". Although the companies in Shin Group believe that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

ɘɣɴ

SHIN CORPORATION PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

30 June 2007

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Corporation Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 June 2007, and the related consolidated and company statements of income for the three-month and six-month periods ended 31 March 2007 and 2006 and the related consolidated and company statements of changes in shareholders' equity and cash flows for the six-month period ended 30 June 2007 and 2006 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited. The Company's management is responsible for the correctness and completeness of information in these interim financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit, and accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2006 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report and drew attention, on the matters as discussed in paragraph 5. As discussed in Note 2 to the financial statements, from 1 January 2007 the Company has changed its accounting policy for investments in subsidiaries in the company financial statements from equity method to cost method to comply with the Federation of Accounting Professions' announcement. The Company has applied retrospective adjustments. Therefore, the company balance sheet as at 31 December 2006, as part of the consolidated and company financial statements which I have audited and issued a report thereon as stated above, and the company interim financial statements for the three-month and six-month periods ended 30 June 2006, presented for comparative purposes, are restated.

PRICEWATERHOUSECOOPERS

My audit report for the consolidated and company financial statements for the year ended 31 December 2006 drew attention that the auditor of ITV, the Company's subsidiary, has expressed a disclaimer of opinion on the ITV 2006 financial statements because of a material uncertainty regarding the ITV' ability to pay the unpaid concession fee as claimed by the Office of the Permanent Secretary of the Office of the Prime Minister ("PMO") amounting to Baht 2,210 million which cast significant doubt on ITV's ability to continue as a going concern and may impact the impairment of ITV's concession assets. In addition there was the dispute regarding the interest on the unpaid concession fee and the penalty arising from the alteration of television programming of Baht 97,760 million. The ultimate outcome of this matter cannot be determined presently. No provision for liability has been provided in the financial statements for the interest and penalty. This matter has a significant impact on ITV's operating results and financial position.

Without qualifying my report, I draw attention to Note 18 to the financial statements that the PMO revoked the concession agreement of ITV due to ITV was not able to pay the unpaid concession fee totalling Baht 2,210 million, including the 15% interest per annum on the total unpaid concession fee and the penalty arising from the alteration of television programming of Baht 97,760 million. These events have resulted ITV to cease its operations since 7 March 2007. In addition, the PMO claimed the undelivered value of assets under concession amounting to Baht 656 million plus interest. ITV is in the process of preparing the clarification on the development plan to resolve the cause of delisting and the plan in undertaking of new business and the rehabilitation to the Stock Exchange of Thailand. In addition ITV has intended to pursue the arbitration process on the dispute of the unpaid concession fee to totaling Baht 2,210 million, over due interest, the penalty arising from the alteration of television programming of Baht 97,760 million and the undelivered value of assets under concession amounting to Baht 656 million plus interest. Assets and liabilities of ITV included in the consolidated interim financial statements as at 30 June 2007, represent 1.89% and 11.43% of consolidated total assets and liabilities, respectively and the net asset of ITV included in the company financial statements as at 30 June 2007 is nil.

Suchart Luengsuraswat
Certified Public Accountant (Thailand) No. 2807
PricewaterhouseCoopers ABAS Limited

Bangkok
14 August 2007

Shin Corporation Public Company Limited
Balance Sheets
As at 30 June 2007 and 31 December 2006

		Consolidated		Company	
		30 June 2007 Unaudited	31 December 2006 Audited	30 June 2007 Unaudited	31 December 2006 Audited Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
ASSETS					
Current assets					
Cash and cash equivalents		5,682,727	5,571,782	800,735	1,192,883
Current investments		62,434	880,583	62,434	80,583
Trade accounts and notes receivable, net	6	1,697,497	2,242,810	-	12,305
Current portion of loans and accrued interest receivable, net	7	3,609,691	5,744,567	-	-
Amounts due from and advances to related parties	16 f)	7,638	10,145	47	596
Inventories, net		580,910	346,318	-	-
Other current assets		759,673	1,006,315	62,973	38,090
Total current assets		12,400,570	15,802,520	926,189	1,324,457
Non-current assets					
Loans and accrued interest receivable, net	7	848,219	1,788,219	-	-
Investments in subsidiaries, associates and joint ventures	8 a)	32,698,508	33,681,458	12,504,416	14,491,374
Other investments		27,425	27,477	26,250	26,250
Loan to another company		17,247	19,104	-	-
Property and equipment, net	9	7,205,469	7,425,356	35,539	39,662
Property and equipment under concession agreements, net	9	19,639,521	22,342,369	-	-
Goodwill, net	9	92,350	550,103	-	-
Other intangible assets, net	9	1,708,941	1,765,097	12,840	15,669
Deferred tax assets	10	814,507	896,860	-	-
Other assets		395,474	481,353	5,887	944
Total non-current assets		63,447,661	68,977,396	12,584,932	14,573,899
Total assets		75,848,231	84,779,916	13,511,121	15,898,356

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Director ______________________ Director ______________________

Date ______________________ Date ______________________

The notes to the interim consolidated and company financial statements on pages 11 to 49 are an integral part of these interim financial statements.

		Consolidated		Company	
		30 June 2007	31 December 2006	30 June 2007	31 December 2006
		Unaudited	Audited	Unaudited	Audited Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from banks and financial institutions	11	3,159,988	4,706,078	-	600,000
Trade accounts and notes payable		979,410	1,076,766	11,538	3,578
Accounts payable - property and equipment		773,657	749,983	-	-
Amounts due to and loans from related parties	16 h)	58,223	52,649	2,996	2,750
Current portion of long-term borrowings	11	7,895,371	7,750,944	-	527
Derivative instruments,net		548,703	752,900	-	-
Accrued concession fees		597,348	541,916	-	-
Provision for unpaid concession fee and interest		3,071,558	2,726,348		
Other current liabilities		1,433,136	1,752,045	54,145	51,266
Total current liabilities		18,517,394	20,109,629	68,679	658,121
Non-current liabilities					
Long-term borrowings, net	11	10,577,177	14,108,660	-	-
Deferred tax liabilities	10	126,162	126,952	-	-
Other liabilities		378,386	162,782	-	-
Total non-current liabilities		11,081,725	14,398,394	-	-
Total liabilities		29,599,119	34,508,023	68,679	658,121
Shareholders' equity					
Share capital	12				
Authorised share capital - common shares		5,000,000	5,000,000	5,000,000	5,000,000
Issued and paid-up share capital - common shares		3,196,713	3,196,302	3,196,713	3,196,302
Warrants		-	789	-	789
Premium on share capital		10,148,238	10,141,235	10,148,238	10,141,235
Retained earnings (Deficits)					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		20,642,940	24,363,417	(399,708)	1,406,685
Unrealised gain on dilution of investments		3,978,492	3,966,024	-	-
Unrealised loss from revaluation of current investment		(2,801)	(4,776)	(2,801)	(4,776)
Cumulative foreign currency translation adjustment		(182,366)	(142,140)	-	-
Total parent's shareholders' equity		38,281,216	42,020,851	13,442,442	15,240,235
Minority interests		7,967,896	8,251,042	-	-
Total shareholders' equity		46,249,112	50,271,893	13,442,442	15,240,235
Total liabilities and shareholders' equity		75,848,231	84,779,916	13,511,121	15,898,356

The notes to the interim consolidated and company financial statements on pages 11 to 49 are an integral part of these interim financial statements.

Statements of Income (unaudited)

For the three-month periods ended 30 June 2007 and 2006

	Notes	Consolidated 30 June 2007 Baht'000	Consolidated 30 June 2006 Baht'000	Company 30 June 2007 Baht'000	Company 30 June 2006 Restated Baht'000
Revenues	16 a)				
Revenues from sales and services		2,840,793	3,299,792	-	71,382
Dividends income	8 d)	-	-	4,270,210	4,270,210
Gain on sale of invesment in a joint venture	8 e)	406,835	-	270,979	-
Other income	13	242,469	310,676	7,290	26,720
Net results from invesments - equity method		1,626,619	1,779,599	-	-
Total revenues		5,116,716	5,390,067	4,548,479	4,368,312
Expenses	16 b)				
Cost of sales and services		2,072,504	2,241,901	-	36,204
Concession fee		126,379	169,829	-	-
Selling and administrative expenses		1,232,628	1,089,937	148,523	59,156
Provision for unpaid concession fee and interest		57,648	-	-	-
Impairment loss on invesment in a subsidiary and a joint venture		-	-	1,829,956	220,999
Directors' remuneration		6,339	4,219	3,555	2,794
Total expenses		3,495,498	3,505,886	1,982,034	319,153
Profit before interest and tax		1,621,218	1,884,181	2,566,445	4,049,159
Interest expense		(339,013)	(323,062)	(1)	(11,115)
Income tax	15	(135,566)	99,754	-	-
Profit before minority interests		1,146,639	1,660,873	2,566,444	4,038,044
Share of net results from subsidiaries to minority interests		48,057	(61,592)	-	-
Net profit for the period		1,194,696	1,599,281	2,566,444	4,038,044
Basic earnings per share (Baht)	4				
Net profit for the period		0.37	0.52	0.80	1.31
Diluted earnings per share (Baht)	4				
Net profit for the period		0.37	0.52	0.80	1.31

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 49 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited
Statements of Income (unaudited)
For the six-month periods ended 30 June 2007 and 2006

		Consolidated		Company	
		30 June 2007	30 June 2006	30 June 2007	30 June 2006 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues	16 c)				
Revenues from sales and services		5,905,083	6,778,867	-	142,101
Dividends income	8 d)	-	-	4,270,210	4,270,210
Gain on sale of invesment in a joint venture	8 e)	406,835	134,328	270,979	198,773
Other income	13	733,241	509,585	15,601	32,954
Net results from invesments - equity method	8 b)	3,210,420	4,072,728	-	-
Total revenues		10,255,579	11,495,508	4,556,790	4,644,038
Expenses	16 d)				
Cost of sales and services		4,158,507	4,606,022	-	76,623
Concession fee		251,322	346,357	-	-
Selling and administrative expenses		2,877,729	2,170,537	221,624	101,271
Provision for unpaid concession fee and interest		345,210	-	-	-
Impairment loss on goodwill and invesment in a subsidiary and a joint venture		446,971	-	2,936,058	393,661
Impairment of property and equipment under concession agreements		1,972,774	-	-	-
Directors' remuneration		12,214	9,124	7,015	5,215
Total expenses		10,064,727	7,132,040	3,164,697	576,770
Profit before interest and tax		190,852	4,363,468	1,392,093	4,067,268
Interest expense		(707,986)	(642,241)	(2,086)	(23,882)
Income tax	15	(236,454)	180,979	-	-
Profit (loss) before minority interests		(753,588)	3,902,206	1,390,007	4,043,386
Share of net results from subsidiaries to minority interests		229,511	(77,316)	-	-
Net profit (loss) for the period		(524,077)	3,824,890	1,390,007	4,043,386
Basic earnings (loss) per share (Baht)	4				
Net profit (loss) for the period		(0.16)	1.26	0.43	1.33
Diluted earnings (loss) per share (Baht)	4				
Net profit (loss) for the period		(0.16)	1.25	0.43	1.33

The notes to the interim consolidated and company financial statements on pages 11 to 49 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited
Statements of Changes in Shareholders' Equity (unaudited)
For the six-month periods ended 30 June 2007 and 2006

	Consolidated (Baht'000)										
	Issued and paid-up share capital (Note 12)	Warrants (Note 12)	Premium on share capital (Note 12)	Unrealised gain on dilution from investments	Unrealised loss from revaluation of current investment	Advance receipt for share subscription	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2005	2,999,315	484,579	6,100,288	3,981,304	(29,521)	9,114	500,000	29,188,839	(65,856)	9,242,571	52,410,633
Increased in share capital	195,683	(483,688)	4,025,148	-	-	-	-	-	-	-	3,737,143
Unrealised gain on dilution from investments	-	-	-	4,546	-	-	-	-	-	-	4,546
Unrealised gain from revaluation of current investment	-	-	-	-	11,108	-	-	-	-	-	11,108
Advance receipt for share subscription decreased during the period	-	-	-	-	-	(6,682)	-	-	-	-	(6,682)
Net profit for the period	-	-	-	-	-	-	-	3,824,890	-	-	3,824,890
Dividend paid during the period	-	-	-	-	-	-	-	(4,081,405)	-	-	(4,081,405)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(33,377)	-	(33,377)
Minority interests increased during the period	-	-	-	-	-	-	-	-	-	8,911	8,911
As at 30 June 2006	3,194,998	891	10,125,436	3,985,850	(18,413)	2,432	500,000	28,932,324	(99,233)	9,251,482	55,875,767
As at 31 December 2006	3,196,302	789	10,141,235	3,966,024	(4,776)	-	500,000	24,363,417	(142,140)	8,251,042	50,271,893
Increased in share capital	411	(770)	6,984	-	-	-	-	-	-	-	6,625
Not exercised warrents	-	(19)	19	-	-	-	-	-	-	-	-
Unrealised gain on dilution from investments	-	-	-	12,468	-	-	-	-	-	-	12,468
Unrealised gain from revaluation of current invesment	-	-	-	-	1,975	-	-	-	-	-	1,975
Net loss for the period	-	-	-	-	-	-	-	(524,077)	-	-	(524,077)
Dividend paid during the period (Note 5)	-	-	-	-	-	-	-	(3,196,400)	-	-	(3,196,400)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(40,226)	-	(40,226)
Minority interests decreased during the period	-	-	-	-	-	-	-	-	-	(283,146)	(283,146)
As at 30 June 2007	3,196,713	-	10,148,238	3,978,492	(2,801)	-	500,000	20,642,940	(182,366)	7,967,896	46,249,112

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 49 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited
Statements of Changes in Shareholders' Equity (unaudited) (continued)
For the six-month periods ended 30 June 2007 and 2006

	Company (Baht'000)									
	Issued and paid-up share capital (Note 12)	Warrants (Note 12)	Premium on share capital (Note 12)	Unrealised gain on dilution from investments	Unrealised loss from revaluation of current investment	Advance receipt for share subscription	Legal reserve	Retained earnings (Deficits)	Cumulative foreign currency translation adjustment	Total
As at 31 December 2005										
As previously reported	2,999,315	484,579	6,100,288	3,981,304	(29,521)	9,114	500,000	29,188,839	(65,856)	43,168,062
Prior period adjustment	-	-	-	(3,981,304)	-	-	-	(22,842,422)	65,856	(26,757,870)
As restated	2,999,315	484,579	6,100,288	-	(29,521)	9,114	500,000	6,346,417	-	16,410,192
Increased in share capital	195,683	(483,688)	4,025,148	-	-	-	-	-	-	3,737,143
Unrealised gain from revaluation of current investment	-	-	-	-	11,108	-	-	-	-	11,108
Advance receipt for share subscription decreased during the period	-	-	-	-	-	(6,682)	-	-	-	(6,682)
Net profit for the period	-	-	-	-	-	-	-	3,780,743	-	3,780,743
Dividend paid during the period	-	-	-	-	-	-	-	(4,081,405)	-	(4,081,405)
As at 30 June 2006	3,194,998	891	10,125,436	-	(18,413)	2,432	500,000	6,045,755	-	19,851,099
As at 31 December 2006										
As previously reported	3,196,302	789	10,141,235	3,966,024	(4,776)	-	500,000	24,363,417	(142,140)	42,020,851
Prior period adjustment (Note 2)	-	-	-	(3,966,024)	-	-	-	(22,956,732)	142,140	(26,780,616)
As restated	3,196,302	789	10,141,235	-	(4,776)	-	500,000	1,406,685	-	15,240,235
Increased in share capital	411	(770)	6,984	-	-	-	-	-	-	6,625
Not exercised warrents	-	(19)	19	-	-	-	-	-	-	-
Unrealised gain from revaluation of current investment	-	-	-	-	1,975	-	-	-	-	1,975
Net profit for the period	-	-	-	-	-	-	-	1,390,007	-	1,390,007
Dividend paid during the period (Note 5)	-	-	-	-	-	-	-	(3,196,400)	-	(3,196,400)
As at 30 June 2007	3,196,713	-	10,148,238	-	(2,801)	-	500,000	(399,708)	-	13,442,442

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 49 are an integral part of these interim financial statements.

	Notes	Consolidated 30 June 2007 Baht'000	Consolidated 30 June 2006 Baht'000	Company 30 June 2007 Baht'000	Company 30 June 2006 Restated Baht'000
Net cash flows from (used in) operating activities	14	2,921,889	2,325,988	(170,167)	(50,987)
Cash flows from investing activities					
Investment in a subsidiary and joint ventures	8 b)	-	-	(1,150,000)	(388,953)
Purchased of property and equipment		(826,082)	(3,483,216)	(4,002)	(18,801)
Investments in other intangible assets		(48,315)	(49,362)	(198)	(5)
Investments in property and equipment under concession agreements		(7,400)	(32,446)	-	-
Decreased in current investments		819,046	64,787	19,046	64,787
(Increased) Decreased in loans and advances to related parties		2,508	(124,897)	549	(283,145)
Decreased in loan to another company		1,070	1,982	-	-
Disposals of a subsidiary and a joint venture, net of cash disposed		315,345	95,819	471,879	417,952
Receipts from disposal of equipment		7,184	7,902	797	4,202
Dividends received from subsidiaries and associates	8 b)	4,205,264	4,252,782	4,230,250	4,270,210
Net cash flows from investing activities		4,468,620	733,351	3,568,321	4,066,247
Cash flows from financing activities					
Receipts from short-term loans		380,945	679,950	-	198,450
Receipts from long-term loans		90,352	3,057,183	-	-
Receipts from share capital issued by subsidiaries		-	430	-	-
Receipts from increase in share capital		6,625	3,728,029	6,625	3,728,029
Receipts from advance receipt for share subscription		-	2,432	-	2,432
Repayments of short-term loans		(1,910,198)	(2,625,950)	(600,000)	(1,398,450)
Repayments of long-term loans		(2,650,940)	(1,418,073)	(527)	(336)
Dividends paid	5	(3,196,400)	(4,081,405)	(3,196,400)	(4,081,405)
Net cash flows used in financing activities		(7,279,616)	(657,404)	(3,790,302)	(1,551,280)
Net increase (decrease) in cash and cash equivalents		110,893	2,401,935	(392,148)	2,463,980
Cash and cash equivalents, opening balance		5,571,782	2,628,319	1,192,883	327,428
Effects of exchange rate changes		52	550	-	-
Cash and cash equivalents, closing balance		5,682,727	5,030,804	800,735	2,791,408

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 49 are an integral part of these interim financial statements.

Supplemental disclosures of cash flows information

	Consolidated		Company	
	2007	2006	2007	2006
	Baht Million	Baht Million	Baht Million	Baht Million
Interest and income tax paid				
Interest and income tax paid during the six-month periods ended 30 June are as follows;				
Interest paid	764.15	625.81	7.96	24.02
Income tax paid	175.92	130.13	-	-
Non-cash transactions				
Purchases of property and equipment and other intangible assets by liabilities	14.85	428.15	1.94	0.33
Property and equipment under finance leases	-	3.15	-	-
Purchases of property and equipment under concession agreements by liabilities	-	12.79	-	-
Purchases of programming rights and production costs by liabilities	4.05	-	-	-
Purchases of fixed assets through installments	-	143.18	-	-

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 49 are an integral part of these interim financial statements.

1 Basis of preparation

1.1 Basis of preparation

These interim consolidated and company financial statements are prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, "Interim Financial Reporting" and additional notes are presented as required by the Securities and Exchange Commission under the Securities and Exchange Act., B.E. 2535.

Shin Corporation Public Company Limited ("the Company"), its subsidiaries, associates and joint ventures are called together "the Group".

Costs that incur unevenly during the financial year are anticipated as an expense or deferred in the interim report only if it would be also appropriated to anticipate or defer such costs at the end of the financial year.

These interim financial statements should be read in conjunction with the 2006 annual financial statements.

These interim consolidated and company financial statements have been approved by the Board of Directors on 14 August 2007.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2006, except for the accounting policy for investment in subsidiaries, accounting for investment in associates and accounting for interests in joint ventures amendment 2006 which were effective in 2007 as mentioned in note 2.

1.2 Financial status of Shin Satellite Public Company Limited and its Group ("SATTEL") and ITV Public Company Limited and its Group ("ITV")

Financial status and the rescheduling of loan repayment terms of SATTEL

As of 30 June 2007, SATTEL has current liabilities in excess of current assets by Baht 3,853 million, of which Baht 4,345 million is the current portion of long-term loans. SATTEL has requested the lenders to reschedule the repayment terms of long-term loans as mentioned in Note 11.

On 26 July 2007, SATTEL made a partial repayment of long-term loans to the lenders amounting to USD 141.15 million (approximately Baht 4,678 million). The outstanding balance of long-term loans after this repayment is USD 261.15 million (approximately Baht 9,057 million). Currently, SATTEL and the lenders are revising the loan agreements.

As of 30 June 2007, SATTEL has unutilised short-term loan facilities made available by various financial institutions in an aggregate amount of Baht 1,630 million and a standby letter of credit issued by a commercial bank amounting to Baht 1,491 million as a security to the iPSTAR loans. The repayment of any amount drawn under the standby letter of credit will be made after the full repayment of the iPSTAR loans.

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

1 Basis of preparation (continued)

1.2 Financial status of SATTEL and ITV (continued)

Financial status of ITV

As at 30 June 2007, ITV's current liabilities exceed its current assets by an amount of Baht 1,841 million and deficit in excess of its share capital by an amount of Baht 1,948 million. In addition, a consequence of the ruling of the Supreme Administrative Court on 13 December 2006, ITV is liable to pay the unpaid concession fee totalling Baht 2,210 million. The PMO, the concessionaire, claimed that the payment includes the 15% interest per annum on the total unpaid concession fee and the penalty arising from the alteration of television programming of Baht 97,760 million, must be made within 30 days after ITV received the notice on 1 February 2007. ITV has not yet paid for these unpaid concession fee including interest and penalty. On 7 March 2007, ITV received the letter of revocation the Concession Agreement and radio-television operation under UHF system from the PMO and ceased its operation since that date. Also, in the Stock Exchange of Thailand ("SET") has already raised a Suspension sign (SP) to stop trading of ITV's stock. ITV is in the process of preparing development plans to resolve the cause of delisting, and the plan undertaking of new business, and the rehabilitation to SET after ITV offer and receive approval from ITV's shareholders of which SET provided a two – year timeframe for ITV to solve the delisting issue. In addition, ITV is still in the arbitral proceeding regarding the unpaid concession fee including interest, penalty arising from the alteration of television programming of Baht 97,760 million and value of undelivered assets include its interest which shall await the arbitral award granted by the arbitration panel and the final legal proceeding. This event indicates a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern.

1.3 Amendment to accounting standards effective in 2007 and 2008

On 2 May 2007, the Federation of Accounting Professions (FAP) announced the amendment to Thai Accounting Standards (TAS) as followings;

TAS 25 "Cash flow statement"
TAS 33 "Borrowing costs"
TAS 44 "Consolidated financial statements and separate financial statements"
TAS 45 "Investments in associates"
TAS 46 "Interests in joint ventures"
TAS 49 "Construction contracts"

The effective date for the revised TAS 44 "Consolidated financial statements and separate financial statements", TAS 45 "Investments in associates" and TAS 46 "Interests in joint ventures" is for the accounting periods beginning on or after 1 January 2007 as mentioned in Note 2.

TAS 25 "Cash flow statement", TAS 33 "Borrowing costs" and TAS 49 "Construction contracts" will be effective for the accounting periods beginning on or after 1 January 2008. However, the Group's management assessed and determined that the revised standards shall not impact significantly to the financial statements being presented.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Changes in accounting policies

Accounting policies relating to investment in subsidiaries, associates and joint ventures for the company financial statements

According to the notification of Federation of Accounting Professions No. 26/2549 dated on 11 October 2006 and No. 32/2549 dated on 3 November 2006 relating to amendment of TAS no. 44 "Consolidated Financial Statements and Accounting for Investment in Subsidiaries" and TAS no. 45 "Accounting for Investments in Associates" which require the change from equity method of accounting to cost method of accounting for investments in subsidiaries and associates presented in the separate financial statements. Under the cost method, income from investment will be recorded when dividends are declared. The notification is mandatory from 1 January 2007. The Company has applied such method for investments in subsidiaries and associates and has also applied the same method of accounting for investment in joint ventures presented in the company financial statements. The change in the accounting policy has an impact to the separate financial statements only and does not have an impact to the consolidated financial statements.

The Group has adopted the cost method commencing from 1 January 2007 by applying retrospective adjustments. The effects of the changes to the Company's balance sheet as of 31 December 2006 and the Company's statement of income for the three-month and six-month periods ended 30 June 2006 are as follows;

Balance sheets as at 31 December 2006	Company Restated Baht Million
Decreased in investments in subsidiaries, associates and joint ventures	26,780.61
Shareholders' equity	
Decreased in unrealised gain on dilution from investments	3,966.02
Decreased in retained earnings brought forward	22,842.42
Decreased in retained earnings carried forward	22,956.73
Decreased in cumulative foreign currency translation adjustment	142.14

Statement of income for the three-month and six-month period ended 30 June 2006

	Company	
	For three-month Restated Baht Million	For six-month Restated Baht Million
Increased in gain on sale of investment in joint venture	-	64.44
Increased in impairment loss on investment in subsidiary	221.00	393.66
Increased in dividend income	4,270.21	4,270.21
Decreased in net results from investments - equity method	1,610.54	3,722.59
Increased in net profit	2,438.67	218.50
Increased in basic earnings per share (Baht)	0.79	0.07
Increased in diluted earnings per share (Baht)	0.79	0.08

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Changes in accounting policies (continued)

Accounting for derivative instruments

The Group and the Company have adopted an accounting policy for derivative instruments in accordance with the draft Accounting Practice Guidance, Accounting for Derivative Instruments, issued by the Accounting Standard Committee of Federation of Accounting Professions under the Royal Patronage of His Majesty the King in 2006. The Group and the Company apply this new practice prospectively, which is in accordance with the draft guidance.

The Group and the Company have changed their accounting method, from the recognition of foreign currency forward contracts as forward contracts receivable and forward contracts payable on inception at the rate specified in the contracts to recognition of foreign currency forward contracts on inception at their fair value; and from the method that the foreign currency option contracts are not recognised on the financial statements to the recognition of the foreign currency option contracts on inception at their fair value.

3 Segment information

Financial information by business segments:

	For the three-month period ended 30 June 2007 (Baht Million)							
	Local Wireless telecommu-nications	Satellite & inter-national business	Media	Consumer finance	Airline	Corporate and others	Consolidation eliminations	Group
Revenues	-	1,793.80	1.60	362.65	243.42	491.86	(52.54)	2,840.79
Cost of sales and services	-	(1,457.60)	(86.95)	(67.16)	(245.39)	(439.50)	15.07	(2,281.53)
Selling and administrative expenses	-	(375.68)	(2.12)	(658.03)	(25.43)	(186.79)	34.08	(1,213.97)
Net loss from operating activities	-	(39.48)	(87.47)	(362.54)	(27.40)	(134.43)	(3.39)	(654.71)
Share of net results from investments - equity method	1,596.75	29.87	-	-	-	-	-	1,626.62
Gain on sale of investment in a joint venture	-	-	-	-	-	406.84	-	406.84
Other revenues (expenses)	-	219.48	17.97	(6.76)	3.91	8.27	(0.40)	242.47
Profit (loss) before interest and tax	1,596.75	209.87	(69.5)	(369.30)	(23.49)	280.68	(3.79)	1,621.22
Interest expense	-	(235.85)	(5.18)	(97.96)	-	(0.02)	-	(339.01)
Income tax	-	(50.97)	-	(81.56)	-	(3.04)	-	(135.57)
Net results from subsidiaries to minority interests	-	48.06	-	-	-	-	-	48.06
Net profit (loss)	1,596.75	(28.89)	(74.68)	(548.82)	(23.49)	277.62	(3.79)	1,194.70

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

	For the six-month period ended 30 June 2007 (Baht Million)							
	Local Wireless telecommu-nications	Satellite & inter-national business	Media	Consumer finance	Airline	Corporate and others	Consolidation eliminations	Group
Revenues	-	3,411.46	292.63	830.52	502.13	945.42	(77.08)	5,905.08
Cost of sales and services	-	(2,834.24)	(538.02)	(123.67)	(471.24)	(847.17)	34.30	(4,780.04)
Selling and administrative expenses	-	(713.74)	(302.25)	(1,531.46)	(47.40)	(302.73)	32.63	(2,864.95)
Net loss from operating activities	-	(136.52)	(547.64)	(824.61)	(16.51)	(204.48)	(10.15)	(1,739.91)
Share of net results from investments - equity method	3,152.31	58.11	-	-	-	-	-	3,210.42
Gain on sale of investment in a joint venture	-	-	-	-	-	406.84	-	406.84
Other revenues (expenses)	-	688.91	34.31	(15.68)	7.26	18.97	(0.53)	733.24
Impairment loss on goodwill	-	-	-	(446.97)	-	-	-	(446.97)
Impairment loss on concession assets and related assets	-	-	(1,972.77)	-	-	-	-	(1,972.77)
Profit (loss) before interest and tax	3,152.31	610.50	(2,486.10)	(1,287.26)	(9.25)	221.33	(10.68)	190.85
Interest expense	-	(478.14)	(10.06)	(217.67)	-	(2.12)	-	(707.99)
Income tax	-	(68.67)	-	(150.00)	-	(17.78)	-	(236.45)
Net results from subsidiaries to minority interests	-	(31.38)	260.89	-	-	-	-	229.51
Net profit (loss)	3,152.31	32.31	(2,235.27)	(1,654.93)	(9.25)	201.43	(10.68)	(524.08)

3 Segment information (continued)

	For the three-month period ended 30 June 2006 (Baht Million)							
	Local Wireless telecommu-nications	Satellite & inter-national business	Media	Consumer finance	Airline	Corporate and others	Consolidation eliminations	Group
Revenues	-	1,463.33	565.84	484.08	247.41	684.13	(145.00)	3,299.79
Cost of sales and services	-	(1,366.25)	(289.51)	(8.62)	(223.62)	(578.71)	55.49	(2,411.22)
Selling and administrative expenses	-	(290.19)	(110.63)	(633.45)	(17.50)	(97.92)	55.03	(1,094.66)
Net profit(loss)from operating activities	-	(193.11)	165.70	(157.99)	6.29	7.50	(34.48)	(206.09)
Share of net results from investments - equity method	1,761.00	18.60	-	-	-	-	-	1,779.60
Other revenues (expenses)	-	272.30	12.88	0.54	(4.12)	29.18	(0.09)	310.69
Profit (loss) before interest and tax	1,761.00	97.79	178.58	(157.45)	2.17	36.68	(34.57)	1,884.20
Interest expense	-	(220.73)	(6.18)	(85.00)	-	(11.15)	-	(323.06)
Income tax	-	88.09	-	21.45	-	(9.80)	-	99.74
Net results from subsidiaries to minority interests	-	19.55	(81.13)	-	-	(0.01)	-	(61.59)
Net profit (loss)	1,761.00	(15.30)	91.27	(221.00)	2.17	15.72	(34.57)	1,599.29

	For the six-month period ended 30 June 2006 (Baht Million)							
	Local Wireless telecommu-nications	Satellite & inter-national business	Media	Consumer finance	Airline	Corporate and others	Consolidation eliminations	Group
Revenues	-	3,218.33	1,054.35	934.76	542.49	1,259.90	(230.97)	6,778.86
Cost of sales and services	-	(2,929.82)	(566.58)	(14.33)	(478.03)	(1,062.80)	99.19	(4,952.37)
Selling and administrative expenses	-	(570.81)	(220.18)	(1,220.09)	(41.13)	(200.33)	72.88	(2,179.66)
Net profit (loss) from operating activities	-	(282.30)	267.59	(299.66)	23.33	(3.23)	(58.90)	(353.17)
Share of net results from investments - equity method	4,026.15	46.57	-	-	-	-	-	4,072.72
Gain on sale of investment in a joint venture	-	-	-	-	-	134.33	-	134.33
Other revenues (expenses)	-	462.46	19.93	2.49	(14.50)	39.39	(0.19)	509.58
Profit (loss) before interest and tax	4,026.15	226.73	287.52	(297.17)	8.83	170.49	(59.09)	4,363.46
Interest expense	-	(441.58)	(11.87)	(164.82)	(0.02)	(23.96)	0.01	(642.24)
Income tax	-	126.10	-	68.33	-	(13.45)	-	180.98
Net results from subsidiaries to minority interests	-	52.51	(129.73)	-	-	(0.09)	-	(77.31)
Net profit (loss)	4,206.15	(36.24)	145.92	(393.66)	8.81	132.99	(59.08)	3,824.89

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

3 Segment information (continued)

The Group has separated segment of the telephone network in foreign entities from local entities.

In June 2007, the Company sold its entire of investment in Asia Aviation Company Limited (Note 8e), consequently, the Airline business segment would not be in the consolidated financial statement since July 2007 onward. The operation result of airline business segment until the dispose date had been included in this consolidated financial statement.

For the satellite and international business segment can be shown financial information by sub-business segments as follows;

	For the three-month period ended 30 June 2007 (Baht Million)					
	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
Revenues	1,084.01	42.61	694.46	-	(27.28)	1,793.80
Share of net results in from associate	-	29.87	-	-	-	29.87
Total revenues	1,084.01	72.48	694.46	-	(27.28)	1,823.67
Segment results	(247.90)	10.19	228.81	(1.41)	0.70	(9.61)
Operating loss included share of net results from investments						(9.61)

	For the six-month period ended 30 June 2007 (Baht Million)					
	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
Revenues	2,161.09	81.13	1,339.40	-	(170.16)	3,411.46
Share of net results in from associate	-	58.11	-	-	-	58.11
Total revenues	2,161.09	139.24	1,339.40	-	(170.16)	3,469.57
Segment results	(554.94)	47.13	412.56	(3.24)	20.08	(78.41)
Operating loss included share of net results from investments						(78.41)

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

3 Segment information (continued)

	For the three-month period ended 30 June 2006 (Baht Million)					
	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
Revenues	859.62	20.69	594.85	4.06	(15.88)	1,463.34
Share of net results from associate	-	18.60	-	-	-	18.60
Total revenues	859.62	39.29	594.85	4.06	(15.88)	1,481.94
Segment results	(389.20)	12.05	178.88	0.47	23.29	(174.51)
Operating loss						(174.51)

	For the six-month period ended 30 June 2006 (Baht Million)					
	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
Revenues	2,028.52	40.86	1,176.62	13.26	(40.93)	3,218.33
Share of net results from associate	-	46.57	-	-	-	46.57
Total revenues	2,028.52	87.43	1,176.62	13.26	(40.93)	3,264.90
Segment results	(705.81)	39.16	396.38	4.91	29.64	(235.72)
Operating loss						(235.72)

4 Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net profit (loss) for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

For diluted earnings (loss) per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the three-month and six-month periods ended 30 June 2007.

Warrants issued to directors and employees (ESOP) of subsidiaries and associates are not impacted to the calculation of diluted earnings (loss) per share.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

4 Earnings (loss) per share (continued)

The basic earnings (loss) per share and the diluted earnings (loss) per share are as follows;

	For the three-month period ended 30 June (Consolidated)					
	Net profit Baht'000		Weighted average number of shares '000 Shares		Earnings per share Baht	
	2007	2006	2007	2006	2007	2006
Basic earnings per share	1,194,696	1,599,281	3,196,546	3,078,004	0.37	0.52
The effect of dilutive potential shares	-	-	-	3,693	-	-
Diluted earnings per share	1,194,696	1,599,281	3,196,546	3,081,697	0.37	0.52

	For the six-month period ended 30 June (Consolidated)					
	Net profit (loss) Baht'000		Weighted average number of shares '000 Shares		Earnings (loss) per share Baht	
	2007	2006	2007	2006	2007	2006
Basic earnings (loss) per share	(524,077)	3,824,890	3,196,426	3,043,506	(0.16)	1.26
The effect of dilutive potential shares	-	-	-	5,316	-	(0.01)
Diluted earnings (loss) per share	(524,077)	3,824,890	3,196,426	3,048,822	(0.16)	1.25

	For the three-month period ended 30 June (Company)					
	Net profit Baht'000		Weighted average number of shares '000 Shares		Earnings per share Baht	
	2007	2006 Restated	2007	2006	2007	2006 Restated
Basic earnings per share	2,566,444	4,038,044	3,196,546	3,078,004	0.80	1.31
The effect of dilutive potential shares	-	-	2,456	3,693	-	-
Diluted earnings per share	2,566,444	4,038,044	3,199,002	3,081,697	0.80	1.31

	For the six-month period ended 30 June (Company)					
	Net profit Baht'000		Weighted average number of shares '000 Shares		Earnings per share Baht	
	2007	2006 Restated	2007	2006	2007	2006 Restated
Basic earnings per share	1,390,007	4,043,386	3,196,426	3,043,506	0.43	1.33
The effect of dilutive potential shares	-	-	2,392	5,316	-	-
Diluted earnings per share	1,390,007	4,043,386	3,198,818	3,048,822	0.43	1.33

5 Dividends

At the Annual General Meeting of Shareholders on 25 April 2007, the shareholders approved the declaration of the annual dividend for the year 2006 at Baht 2.30 each, totalling Baht 7,350.36 million. The interim dividend for the first six-month period of 2006 at Baht 1.30 each, totalling Baht 4,153.96 million, was paid in September 2006. The remaining dividend per share Baht 1.00 each, totalling Baht 3,196.40 million, was paid in May 2007.

6 Trade accounts and notes receivable, net

	Consolidated		Company	
	30 June 2007 Baht Million	31 December 2006 Baht Million	30 June 2007 Baht Million	31 December 2006 Baht Million
Trade accounts and notes receivable				
- Third parties	1,660.12	2,048.70	-	-
- Related parties (Note 16 e)	312.14	528.02	-	12.31
Accrued income				
- Third parties	222.74	176.26	-	-
- Related parties (Note 16 e)	4.59	7.56	-	-
Total trade accounts and notes receivable	2,199.59	2,760.54	-	12.31
Less Allowance for doubtful accounts	(502.09)	(517.73)	-	-
Total trade accounts and notes receivable, net	1,697.50	2,242.81	-	12.31

Outstanding trade accounts and notes receivable from third parties can be aged as follows;

	Consolidated		Company	
	30 June 2007 Baht Million	31 December 2006 Baht Million	30 June 2007 Baht Million	31 December 2006 Baht Million
Current - 3 months	740.28	1,192.24	-	-
Overdue 3 - 6 months	210.80	86.26	-	-
Overdue 6 - 12 months	121.99	88.38	-	-
Overdue over 12 months	587.05	681.82	-	-
Total	1,660.12	2,048.70	-	-
Less Allowance for doubtful accounts - third parties	(502.09)	(513.73)	-	-
Total trade accounts and notes receivable - third parties, net	1,158.03	1,530.97	-	-

7 Loans and accrued interest receivable, net

Outstanding loans and accrued interest receivable can be aged as follows;

	Consolidated	
	30 June 2007 Baht Million	31 December 2006 Baht Million
Up to 90 days	4,589.34	7,694.83
Over 90 days	521.15	948.58
Total loans and accrued interest receivable	5,110.49	8,643.41
Less Allowance for doubtful accounts	(652.58)	(1,110.62)
Loans and accrued interest receivable	4,457.91	7,532.79
Less Current portion of loans and accrued interest receivable	(3,609.69)	(5,744.57)
Loans and accrued interest receivable, net	848.22	1,782.22

8 Investments in subsidiaries, associates and joint ventures

a) Long-term investments in subsidiaries, associates and joint ventures as at 30 June 2007 and 31 December 2006 comprise;

	Consolidated		Company	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006 Restated
	Baht Million	Baht Million	Baht Million	Baht Million
Investments in subsidiaries	-	-	3,694.94	5,481.00
Investments in associates	32,698.51	33,681.46	8,807.46	8,807.46
Investments in joint ventures	-	-	2.02	202.92
Total investments in subsidiaries, associates and joint ventures	32,698.51	33,681.46	12,504.42	14,491.38

b) Movements in investments in subsidiaries, associates and joint ventures for the six-month period ended 30 June 2007 comprise;

	Consolidated Baht Million	Company Baht Million
Opening net book value - previously reported	33,681.46	41,271.99
Prior period adjustment (Note 2)	-	(26,780.61)
Opening net book value - restated	33,681.46	14,491.38
Increased investments in subsidiaries	-	1,150.00
Disposal of investment in a joint venture (Note 8 e)	-	(200.90)
Share of net results from investments	3,210.42	-
Dividends received from an associate	(4,205.26)	-
Impairment loss of investment in a subsidiary (Note 8 e)	-	(2,936.06)
Unrealised gain on dilution from investment in an associate	11.89	-
Closing net book value	32,698.51	12,504.42

SHIN CORPORATION

8 Investments in subsidiaries, associates and joint ventures (continued)

c) The details of investments in subsidiaries, associates and a joint venture can be summarised as follows;

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited and its Group	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited and its Group	Broadcasting of UHF system, lease of equipment for program production, producing TV programs, arranging related marketing events, produce contents and advertising media on mobile phones by accompanying computer technologies, televisions and mobile phones	Thailand	Baht
Capital OK Company Limited and its Group	Providing consumer finance	Thailand	Baht
I.T. Applications and Services Company Limited and its subsidiary	Computer services	Thailand	Baht
SC Matchbox Company Limited	Providing advertising services and production of advertisements for radio and television broadcast	Thailand	Baht
Associates			
Advanced Info Service Public Company Limited and its Group	Operating a 900 MHz cellular telephone system	Thailand	Baht
CS Loxinfo Public Company Limited and its Group	Providing internet data center services, internet and satellite uplink downlink services	Thailand	Baht
Joint venture			
ArcCyber Company Limited	Internet business	Thailand	Baht

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

8 Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures

	Consolidated - 30 June 2007 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated share of profit(loss)	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,955.73	42.75	8,807.46	23,384.41	32,191.87	4,170.25
CS Loxinfo Public Company Limited	626.80	39.98	1,669.10	(1,162.46)	506.64	35.01
Total investments in associates			10,476.56	22,221.95	32,698.51	4,205.26

	Consolidated - 31 December 2006 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated share of profit(loss)	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,953.55	42.79	8,807.46	24,390.45	33,197.91	7,961.39
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,185.55)	483.55	232.59
Total investments in associates			10,476.56	23,204.90	33,681.46	8,193.98

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

8 Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures (continued)

	Company - 30 June 2007 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Allowance for impairment	Investment, net	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	5,455.35	41.32	3,612.97	-	3,612.97	-
ITV Public Company Limited	6,033.49	52.92	3,297.26	(3,297.26)	-	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	-	10.00	-
SC Matchbox Company Limited	9.00	99.96	71.97	-	71.97	99.96
Capital OK Company Limited	5,200.00	100.00	4,865.66	(4,865.66)	-	-
Total investments in subsidiaries, net			11,857.86	(8,162.92)	3,694.94	99.96
Associate						
Advanced Info Service Public Company Limited	2,955.73	42.75	8,807.46	-	8,807.46	4,170.25
Total investment in an associate			8,807.46	-	8,807.46	4,170.25
Joint venture						
ArcCyber Company Limited	279.80	47.50	2.02	-	2.02	-
Total investment in a joint venture			2.02	-	2.02	-

	Company - 31 December 2006 (Baht Million) - Restated					
	Paid-up capital	Investment portion (%)	Cost	Allowance for impairment	Investment, net	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	5,455.35	41.32	3,612.97	-	3,612.97	-
ITV Public Company Limited	6,033.49	52.92	3,297.26	(3,297.26)	-	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	-	10.00	-
SC Matchbox Company Limited	9.00	99.96	71.97	-	71.97	99.96
Capital OK Company Limited	4,050.00	100.00	3,715.66	(1,929.60)	1,786.06	-
Total investments in subsidiaries, net			10,707.86	(5,226.86)	5,481.00	99.96
Associate						
Advanced Info Service Public Company Limited	2,953.55	42.79	8,807.46	-	8,807.46	7,076.79
Total investment in an associate			8,807.46	-	8,807.46	7,076.79
Joint ventures						
Asia Aviation Company Limited	410.00	49.00	200.90	-	200.90	-
ArcCyber Company Limited	279.80	47.50	2.02	-	2.02	-
Total investments in joint ventures			202.92	-	202.92	-

8 Investments in subsidiaries, associates and joint ventures (continued)

e) Significant movements in investments during the three-month period ended 30 June 2007 were as follows;

Increased in share capital of an associate

The associate increased its issued and paid-up share capital in order to support the exercised warrants, which issued to directors and employees (ESOP). As a result, the Company's investment in this associate was diluted as detail below;

Company	Units of exercise Million	Share capital increased Baht Million		Change in premium on share capital Baht Million		Decrease in % of interest of the Company	
		from	to	from	to	from	to
ADVANC	1.03	2,954.59	2,955.73	21,022.68	21,067.48	42.77	42.75

Increased in share capital of Capital OK Company Limited ("OK")

In June 2007, OK, a subsidiary of the Company, increased its issued and paid-up capital from Baht 4,400 million to Baht 5,200 million. The Company paid Baht 800 million for the entire increments.

Consideration of impairment loss on investments

As the Company adopted accounting policy for investments in subsidiaries, associates and joint ventures in the company financial statements beginning on 1 January 2007 (Note 2), the Company had restated the prior period's comparative financial statements, as the investments in the subsidiaries, associates and joint ventures had always been recognised in a cost method. Therefore, the comparative financial statement figures of the year 2006 are prepared on the assumption that the new accounting policy has been applied. Under the application of this standard, the Company has determined impairment of investments in subsidiaries as follows;

Investment in Capital OK Company Limited ("OK")

OK has incurred a loss from operations as a result of decreasing its ending portfolio by tightening its credit policy. In addition, the consumer finance business came under the regulators resulting in limited business opportunities. For example, the Bank of Thailand regulates the maximum interest rate and fees that consumer finance operators can charge customers. In addition, the subsequent economic downtrend has caused unfavourable business prospects. Consequently, the operation of OK may continue incurring further losses and there is a low possibility of recovering the investment value. Therefore, the Company decided to impair the outstanding value of the investment in OK in the full amount of Baht 1,281 million as at 30 June 2007.

Investment in AD Venture Company Limited ("ADV")

ADV had continuous operating loss and its net realisable value estimated from selling price to a related company in 2006 is less than book value of investment under cost method which indicated the impairment of investment in ADV. The Company recognised impairment loss of investment in ADV approximately Baht 468 million and restated retained earnings brought forward as if it has been incurred since 2005 in the Company's income statement.

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

8 Investments in subsidiaries, associates and joint ventures (continued)

e) Significant movements in investments during the three-month period ended 30 June 2007 were as follows; (continued)

Investment in ITV Public Company Limited ("ITV")

In the fourth quarter of 2006, the Supreme Administrative Court ruled to uphold the Arbitration award ruled by the arbitration panel that affected the PMO claimed ITV to pay the unpaid concession fee totalling Baht 2,210 million plus penalty and interest of the overdue concession fee. On 7 March 2007, ITV received the letter of revocation the Concession Agreement and radio-television operation under UHF system from the PMO and ceased its operation since that date (as mentioned in note 18 a). These events are indicators for the impairment of investment in ITV. The Company has recognised impairment loss of the investment in ITV in full amount of its carrying cost at approximately Baht 3,297 million estimated from net realisable value of ITV.

Sale of investment in Asia Aviation Company Limited ("AA")

In June 2007, the Company sold entire of its investment in AA in the amount of Baht 472 million. As a result, gain on sale of investment was recognised in the consolidated and the Company's income statements approximately Baht 407 million and Baht 271 million, respectively.

Investment in CSLoxinfo Public Company Limited ("CSL") (an associate of SATTEL)

Allocation of warrants and increasing in registered share capital of CSL

At the annual ordinary shareholders meeting of CSL held on 23 April 2007, the shareholders passed a resolution to approve the allocation of 8,354,400 ordinary shares, equivalent to 1.34% of CSL's total issued and paid-up share capital as at the date on which the warrant allocation was approved, under an ESOP scheme (Grant V), by granting warrants to directors and employees of CSL and its subsidiary. The exercise ratio is one warrant per ordinary share. The warrants are in registered form and are non-transferable. The term of the warrants does not exceed five years from the date on which they were granted, and the warrants have no offering price. The exercise price is the weighted-average closing price of CSL's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the annual ordinary shareholders meeting held on 23 April 2007. One-third of the allocated warrants may be exercised to purchase ordinary shares, one year from the grant date for the first exercise, and two years and three years from the grant date for the second and third exercises, respectively. On 24 May 2007, the Securities and Exchange Commission approved CSL's ESOP scheme (Grant V). The issue and allocation of these warrants on 30 May 2007 was subsequently ratified by the Executive Committee of CSL on 22 June 2007.

In addition, the meeting also passed a resolution to approve an increase in registered share capital from 649,020,074 ordinary shares at a par value of Baht 1 each to 660,849,474 ordinary shares at a par value of Baht 1 each by registering 11,829,400 additional ordinary shares. These additional 3,475,000 shares are to support the additional units of warrants due to the change in exercise ratios under ESOP Grants I, II, III and IV and 8,354,400 shares are to support warrants to be issued to its directors and employees under ESOP Grant V. CSL registered the increase in registered share capital with the Ministry of Commerce on 28 June 2007.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

8 Investments in subsidiaries, associates and joint ventures (continued)

e) Significant movements in investments during the three-month period ended 30 June 2007 were as follows; (continued)

The offset of legal reserve and premium on share capital with deficit of CSL

At the annual ordinary shareholders meeting of CSL held on 23 April 2007, the shareholders passed a resolution to approve the offset of legal reserve of Baht 45.6 million and premium on share capital of Baht 574.5 million, totaling Baht 620.1 million with deficit. The offset is allowed under the Public Limited Companies Act section 119; which states "Where approval of the shareholder meeting has been obtained, the company may transfer the reserve fund referred to premium on share, the reserve fund referred to legal reserve or other reserves to compensate for the deficit of the company".

Acquisition of Watta Classified Company Limited ("Watta")

On 27 April 2007, CSL acquired 120,000 common shares of Watta at Baht 733.34 per share, equivalent to 60% of the share capital of Watta. Total cost of acquisition is Baht 89.7 million, which includes financial advisory expenses of Baht 1.7 million. As a result, Watta and its subsidiaries changed their status to become CSL's subsidiaries from the date on which control was transferred to CSL.

Acquisition of ordinary shares of Loxley Information Service Company Limited ("Loxserv")

On 10 May 2007, the Board of Directors of CSL passed a resolution to approve the acquisition of 991,593 ordinary shares of Loxserv from Point Asia Dot Com (Thailand) Company Limited at Baht 2.02 per share, equivalent to 3.81% of the share capital of Loxley Information Services Company Limited at a total price of approximately Baht 2 million. As a result of this acquisition, CSL owns 99.86% of Loxserv.

Dividend payment

For the three-month period ended 30 June 2007, the Shareholders' meeting of subsidiary and associates passed a resolution to approve a dividend payment for the fiscal year 2006 as follows;

	Annual dividend ratio 2006 Baht per share	Interim dividend paid in 2006 Baht per share	Paid in 2007 Baht per share
SMB (a subsidiary)	111.11	-	111.11
ADVANC (an associate)	6.30	3.00	3.30
CSL (an associate)	0.74	0.60	0.14

SHIN CORPORATION

9 Capital expenditure and commitments

	Consolidated (Baht Million)			
	Property and equipment	Property and equipment under concession agreements	Goodwill	Other intangible assets
Transactions during the six-month period ended 30 June 2007				
Opening net book value	7,425.35	22,342.37	550.10	1,765.10
Decreased portion of investment in a joint venture, net	(48.78)	-	-	(2.32)
Additions	631.99	7.40	-	57.32
Disposals, net	(9.77)	-	-	-
Transfers, net	(85.81)	79.72	-	(0.05)
Write-offs, net	(19.75)	-	-	(3.55)
Depreciation/amortisation charge	(513.23)	(888.98)	(10.78)	(95.41)
Allowance for impairment	(10.74)	(1,900.99)	(446.97)	-
Foreign currency translation adjustment	(163.79)	-	-	(12.15)
Closing net book value	7,205.47	19,639.52	92.35	1,708.94
As at 30 June 2007				
Cost	11,265.70	30,396.98	2,253.16	2,385.51
Less Accumulated depreciation/amortisation	(4,027.96)	(8,856.47)	(608.41)	(676.57)
Less Allowance for impairment	(32.27)	(1,900.99)	(1,552.40)	-
Net book value	7,205.47	19,639.52	92.35	1,708.94

	Company (Baht Million)	
	Property and equipment	Other intangible assets
Transactions during the six-month period ended 30 June 2007		
Opening net book value	39.66	15.67
Additions	3.37	0.20
Disposals, net	(0.38)	-
Transfers, net	(0.44)	0.44
Write-offs, net	(0.14)	-
Depreciation/amortisation charge	(6.53)	(3.47)
Closing net book value	35.54	12.84
As at 30 June 2007		
Cost	112.25	79.52
Less Accumulated depreciation/amortisation	(76.71)	(66.68)
Net book value	35.54	12.84

As at 30 June 2007, consolidated property and equipment included a subsidiary's property and equipment under concession agreements of approximately Baht 2,746 million (As at 31 December 2006: Baht 2,728 million). According to the concession agreement, the subsidiary must transfer its ownership of this related property and equipment to the Government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

9 Capital expenditure and commitments (continued)

Commitments

The Group's capital expenditure contracts as at 30 June 2007 and 31 December 2006 but not recognised in the consolidated financial statements (Company: nil) are as follows;

		Consolidated	
	Currencies	30 June 2007 Million	31 December 2006 Million
Related to iPSTAR project	USD	0.86	0.10
	Norwegian Kroner	1.90	1.90
	AUD	0.03	-
	NZD	0.67	0.99
Related to GSM 1800 Network	USD	30.00	16.37

The impairment of assets of ITV

On 7 March 2007, ITV received the letter to revoke the Concession Agreement and the UHF television operation. Thus, the concession agreement was terminated. As a result, it was an indicator to impair the property and equipment, property and equipment under concession agreement, programming right of ITV and other current assets in the amount of Baht 11 million, Baht 1,901 million, Baht 52 million and Baht 9 million, have been recognised in the consolidated financial statements and Baht 0.01 million, Baht 1,901 million, Baht 52 million and Baht 9 million in the Company financial statements respectively, determining from net realisable value of these assets.

10 Deferred income tax

Deferred income tax is calculated in full on temporary differences under the balance sheet liability method using a principle tax rate of 20% - 30% (2006: 20% - 30%).

Deferred tax assets for tax loss carried forward are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The Company has tax loss carried forward to offset future tax income amounting to Baht 8,614 million (31 December 2006: Baht 5,714 million) which is recognised as deferred tax assets amounting to Baht 465 million (31 December 2006: Baht 430 million).

The movement in deferred tax assets and liabilities during the six-month period ended 30 June 2007, without taking into consideration the offset of balance within the same tax jurisdiction, is as follows;

	Consolidated (Baht Million)					
	For the six-month period ended 30 June 2007					
Deferred tax assets	Allowance for doubtful accounts	Loss carry forward	Depreciation/ amortisation	Loss on impairment assets	Others	Total
Balance brought forward	377.28	430.22	33.37	4.30	79.47	924.64
Impact to statement of income	(153.08)	33.89	3.12	-	19.20	(96.87)
Impact to shareholders' equity	-	0.43	0.28	(0.05)	0.07	0.73
Balance carried forward	224.20	464.54	36.77	4.25	98.74	828.50

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

10 **Deferred income tax** (continued)

Deferred tax liabilities	Deferred expenses	Amortisation on assets under concession agreement	Investment	Others	Total
	Consolidated (Baht Million)				
	For the six-month period ended 30 June 2007				
Balance brought forward	21.15	109.22	14.15	10.21	154.73
Impact to statement of income	(11.44)	16.07	(28.30)	(6.84)	(30.51)
Impact to shareholders' equity	-	(4.40)	14.15	6.18	15.93
Balance carried forward	9.71	120.89	-	9.55	140.15

Deferred income tax assets and liabilities are offset when there is a legally unforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes related to the same tax authority. The offset amounts are as follows;

	Consolidated	
	30 June 2007 Baht Million	**31 December 2006 Baht Million**
Deferred tax assets	814.51	896.86
Deferred tax liabilities	(126.16)	(126.95)

11 **Borrowings**

	Consolidated		Company	
	30 June 2007 Baht Million	**31 December 2006 Baht Million**	**30 June 2007 Baht Million**	**31 December 2006 Baht Million**
Current	11,055.36	12,457.02	-	600.53
Non-current	10,577.18	14,108.66	-	-
Total borrowings	21,632.54	26,565.68	-	600.53

The movements in the borrowings can be analysed as follows;

	Consolidated Baht Million	Company Baht Million
For the six-month period ended 30 June 2007		
Opening balance	26,565.68	600.53
Additions	471.30	-
Repayments	(4,889.34)	(600.53)
Unrealised gain from exchange rate	(514.54)	-
Foreign currency translation adjustment	(0.56)	-
Closing balance	21,632.54	-

SHIN CORPORATION
ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

11 Borrowings (continued)

Credit facilities

As of 30 June 2007, available credit facilities for loans from local and overseas banks are Baht 1,630 million and USD 3.5 million (As of 31 December 2006: Baht 1,530 million and USD 3.5 million).

The rescheduling of loan repayments on long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects

In the fourth quarter of 2006, SATTEL issued a letter to the group of lenders for the iPSTAR satellite and Thaicom 5 satellite projects requesting for negotiations on the rescheduling of loan repayments on the long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects. During the second quarter of 2007, SATTEL is still engaged in the negotiation process. SATTEL received the latest forbearance letter from the group of lenders, which allowed SATTEL to defer the principal amounts of USD 64.9 million (Baht 2,249 million) that were due for repayment from 15 November 2006 to 15 August 2007 to be payable on 31 August 2007. The repayment term of the remaining loan principle is in accordance with the terms as specified in the existing loan agreements.

On 26 July 2007, SATTEL has repaid the loan principle for the iPSTAR satellite and Thaicom 5 satellite projects amounting to USD 141.15 million (approximately Baht 4,678 million), to cover the principal amount of USD 64.9 million as mentioned above, the remainder covering the principal of undue payment schedule, which was in accordance with the terms specified in the "Distribution Agreement" between SATTEL and the group of lenders. The outstanding long-term loan balance after this repayment is USD 261.15 million (approximately Baht 9,057 million).

SATTEL still has to pay the full amount of interest as specified in the existing loan agreements and the forbearance letter. Currently, SATTEL is in the process of revision to the loan agreements.

As at 30 June 2007, SATTEL presented long-term loans (before offsetting with financial expenses in these financial statements) as a current liability of Baht 4,345 million and a non-current portion of Baht 9,611 million, in accordance with the terms of existing loan agreements (as at 31 December 2006: Baht 3,161 million and Baht 11,414 million, respectively).

12 **Share capital, premium and warrants**

Share capital and premium

Movements in share capital are as follows;

	For the six-month period ended 30 June 2007				
	Authorised	Issued and fully paid-up shares			
	number of shares Million shares	Number of shares Million shares	Ordinary shares Baht Million	Share premium Baht Million	Total Baht Million
Opening balance	5,000.00	3,196.30	3,196.30	10,141.24	13,337.54
Issue of shares	-	0.41	0.41	7.00	7.41
Closing balance	5,000.00	3,196.71	3,196.71	10,148.24	13,344.95

During the six-month period ended 30 June 2007, the Company registered issued and paid-up share capital in respect of exercised warrants issued to directors and employees (ESOP) for 0.11 million shares and in respect of exercised warrants issued to the public (Shin-W1) for 0.30 million shares. Consequently, the issued and paid-up share capital increased from Baht 3,196.30 million to Baht 3,196.71 million and share premium increased from Baht 10,141.24 million to Baht 10,148.24 million.

12 **Share capital, premium and warrants** (continued)

Warrants

Movements in the number of outstanding warrants are as follows;

	For the six-month period ended 30 June 2007 ('000 units)				
	Opening balance	Exercised during the period	Granted during the period	Expired during the period	Closing balance
ESOP - Grant I					
- Directors	506.90	-	-	(506.90)	-
- Employees	42.80	-	-	(42.80)	-
Total	549.70	-	-	(549.70)	-
ESOP - Grant II					
- Directors	3,683.70	-	-	-	3,683.70
- Employees	407.50	(105.50)	-	-	302.00
Total	4,091.20	(105.50)	-	-	3,985.70
ESOP - Grant III					
- Directors	6,420.30	-	-	-	6,420.30
- Employees	2,718.40	-	-	-	2,718.40
Total	9,138.70	-	-	-	9,138.70
ESOP - Grant IV					
- Directors	9,356.10	-	-	-	9,356.10
- Employees	6,643.90	-	-	-	6,643.90
Total	16,000.00	-	-	-	16,000.00
ESOP - Grant V					
- Directors	6,159.20	-	-	-	6,159.20
- Employees	7,931.30	-	-	-	7,931.30
Total	14,090.50	-	-	-	14,090.50
SHIN - W1	259.34	(252.92)	-	(6.42)	-
Total	44,129.44	(358.42)	-	(556.12)	43,214.90

a) **Warrants issued and offered to directors and employees (ESOP)**

The Company issued and offered five grants of warrants to directors and employees of the Company and its subsidiaries, which are in registered form and are non-transferable. The warrants have no offering price and their terms do not exceed 5 years. The exercise ratio and price are detailed belows;

	Issued date	Issued units Million	Percentage *	Exercise price Baht/unit	Exercise period Start	Exercise period End
ESOP - Grant I	27 March 2002	29.00	0.99	16.645	Expired since 26 March 2007	
ESOP - Grant II	30 May 2003	18.08	0.61	12.269	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	13.66	0.46	32.681	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	16.00	0.54	37.981	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	14.09	0.47	35.353	31 July 2007	31 July 2011

* Percentage of the Company's total issued and paid-up share capital (before dilution) at the issued date.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY

12 Share capital, premium and warrants (continued)

Warrants (continued)

b) Warrants issued and offered to the public (Shin-W1)

In May 2002, the Company issued and offered 200 million units of warrants at Baht 3.10 each to purchase newly issued ordinary shares of the Company. The warrants are in registered form and are transferable with a maturity period of 5 years from the issue date. The exercise ratio is 1 unit of warrant to 1 ordinary share and the exercise price is Baht 20.50 each. The exercise period is every three months from the issue date. The first exercise date was 30 August 2002 and the last date is 21 May 2007. The warrants were presented net of transaction costs. The warrants 6,416 units were expired and cannot be exercised thereafter and the amount of them were transferred to premium on share.

13 Other income

Other income for the three-month periods ended 30 June comprises;

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Interest income	42.22	40.15	6.80	24.37
Gain on exchange rates	190.18	140.08	-	-
Special business tax refund	-	77.46	-	-
Others	10.07	52.99	0.49	2.35
Total other income	242.47	310.68	7.29	26.72

Other income for the six-month periods ended 30 June comprises;

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Interest income	86.22	57.54	15.17	30.41
Gain on exchange rates	624.78	312.80	-	-
Special business tax refund	-	77.46	-	-
Others	22.24	61.78	0.43	2.54
Total other income	733.24	509.58	15.60	32.95

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

14 Net cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the six-month periods ended 30 June is as follows;

		Consolidated		Company	
		2007	2006	2007	2006 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Net cash flows from operating activities					
Net profit (loss) for the period		(524,077)	3,824,890	1,390,007	4,043,386
Adjustments for:					
Depreciation charges	9	513,232	472,352	6,528	8,164
Amortisation charges	9	995,171	1,272,514	3,474	6,092
Impairment loss on goodwill and investment in a subsidiary and a joint venture		446,971	-	2,936,058	393,661
Impairment of equipment under concession agreements		1,972,774	-	-	-
Share of net results in associates	8 b)	(3,210,420)	(4,072,728)	-	-
Gain on sale of investment in joint ventures		(406,835)	(134,328)	(270,979)	(198,773)
Dividend income		-	-	(4,270,210)	(4,270,210)
Loss on sale of current investment		1,036	5,563	1,036	5,563
Unrealised gain on exchange rates		(623,370)	(290,897)	-	-
Realised gain on exchange rates		-	(80,206)	-	-
Allowance for doubtful accounts		1,103,304	190,702	-	-
Deferred tax	10	66,362	(273,405)	-	-
Share of net results of subsidiaries to minority interests		(229,511)	77,316	-	-
Others		21,354	174,281	(234)	(3,461)
Changes in operating assets and liabilities					
- trade accounts and notes receivable		554,455	85,756	12,306	(7,999)
- loans and accrued interest receivable		1,961,976	(124,646)	-	-
- inventories		(229,365)	89,843	-	-
- insurance compensation receivable		-	50,924	-	-
- other current assets		227,201	187,837	15,076	(7,911)
- other assets		(55,037)	(82,455)	(4,943)	(5,254)
- trade accounts and notes payable		(233,819)	366,037	7,960	(4,146)
- accrued concession fees and provision for unpaid concession fee and interest		400,643	317,834	-	-
- other current liabilities		(45,759)	284,852	3,754	(10,099)
- other liabilities		215,603	(16,048)	-	-
Net cash flows from / (used in) operating activities		2,921,889	2,325,988	(170,167)	(50,987)

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

15 Income tax

Reconciliation of income tax for the three-month periods ended 30 June is as follows;

	Consolidated		Company	
	2007	**2006**	**2007**	**2006 Restated**
	Baht '000	**Baht '000**	**Baht '000**	**Baht '000**
Current tax	72,204	44,779	-	-
Deferred tax	63,362	(144,533)	-	-
	135,566	(99,754)	-	-

Reconciliation of income tax for the six-month periods ended 30 June is as follows;

	Consolidated		Company	
	2007	**2006**	**2007**	**2006 Restated**
	Baht '000	**Baht '000**	**Baht '000**	**Baht '000**
Current tax	182,840	92,426	-	-
Deferred tax	53,614	(273,405)	-	-
	236,454	(180,979)	-	-

Reconciliation of income tax expense and the results of the accounting profit multiplied by the income tax rate for the six-month periods ended 30 June 2007 and 2006 are as follow;

	Consolidated		Company	
	30 June 2007	**30 June 2006**	**30 June 2007**	**30 June 2006 Restated**
	Baht '000	**Baht '000**	**Baht '000**	**Baht '000**
(Loss) Profit before tax	(517,134)	3,721,227	1,390,007	4,043,386
Tax rate	30%	30%	30%	30%
The result of the accounting profit multiplied by the income tax rate	(155,140)	1,116,368	417,002	1,213,016
Share of net results from investments - equity method	(963,126)	(1,221,818)	-	-
Effect of gain on sale of investment under equity method to deferred tax	(40,757)	19,333	-	-
Effect of net results between related parties	4,594	-	-	-
Effect of discounted tax rates to the deferred tax	(50,935)	(23,749)	-	-
Effect of the different basis of income tax calculation on tax rates in other countries	(2,488)	(17,154)	-	-
Tax losses in current period not recognised as deferred tax assets	601,649	94,842	-	-
Utilisation of previously unrecognised tax losses	(17,030)	(105,335)	(16,756)	(50,051)
Effect of exceptional revenue	-	-	(1,281,063)	(1,281,063)
Effect of the non-deductible tax expense and income and expense recognised in the different period between accounting and tax	859,687	(43,466)	880,817	118,098
Tax charge	236,454	(180,979)	-	-

Certain listed companies in the Group have been granted for a discounted tax rate of 25% of the taxable income not exceeding Baht 300 million for 5 fiscal years from 2002 to 2006. The taxable income exceeding Baht 300 million is subjected to 30% tax rate.

16 Related party transactions

On 23 January 2006, the Shinawatra family, the principle shareholders of the Company, sold all of their shares to Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen"), part of the Temasek Holdings (Pte) Ltd. ("Temasek"). Consequently, the Shinawatra family and its related parties ceased to be the related parties of the Company from the date of the sale. However, the Company disclosed related party transaction with Shinawatra family up to 31 January 2006.

Aspen is a company incorporated in Thailand and an indirect subsidiary of Temasek. Cedar is a company incorporated in Thailand whose shareholders are comprised of Siam Commercial Bank Public Company Limited holding 5.8%, Kularb Kaew Company Limited ("Kularb Kaew") holding 45.2% and Cypress Holdings Limited ("Cypress"), an indirect subsidiary of Temasak, holding 49.0% of the shares in Cedar. Kularb Kaew was held by four major shareholders, namely, Cypress holding 29.9%, Khun Surin Upatkoon holding 68.0%, Khun Pong Sarasin holding 1.3% and Khun Suphadej Poonpipat holding 0.8%.

Transactions with entitles within the Cedar, Aspen, and Temasek group are recognised as related party transactions of the Company.

During this period, the Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged at a percentage of transaction amounts. Transactions in respect of work in progress between a subsidiary and related parties were charged based on hourly rates plus a reimbursement of actual expenses.

The Company has terminated the consulting and management service agreement with the group since the third quarter of 2006.

The Group had transactions with related parties for the three-month periods ended 30 June as follows;

a) Sales of goods and services

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Service income				
Subsidiaries				
Consulting and management services	-	-	-	20.76
Dividend received	-	-	99.96	99.96
	-	-	99.96	120.72
Associates				
Consulting and management services	-	49.60	-	49.49
Computer services income	22.41	22.70	-	-
Advertising income (Gross 2007: Baht 366.86 million 2006: Baht 444.69 million)	120.68	182.49	-	-
Rental income and others	15.32	25.46	-	-
Sold investment in a subsidiary	-	-	-	17.95
Dividend received	4,205.26	4,252.88	4,170.25	4,170.25
	4,363.67	4,533.13	4,170.25	4,237.69
Joint ventures				
Consulting and management services	-	0.43	-	1.06
Computer services income	-	0.54	-	-
Advertising income	-	8.70	-	-
Rental income and others	2.16	0.70	-	-
	2.16	10.37	-	1.06

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY

16 Related party transactions (continued)

b) Purchase of goods and services

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Service expense and rental				
Subsidiaries				
Computer and management services	-	-	0.51	0.33
Advertising expenses and others	-	-	14.32	12.56
Acquisition of investment in a joint venture	-	-	-	8.05
	-	-	14.83	20.94
Associates				
Rental and other expenses	6.33	12.19	0.27	0.42
Joint ventures				
Advertising and other expenses	-	0.52	-	-
Related parties				
Rental and other expenses	28.78	21.51	-	-
Dividend paid				
Major shareholders	3,076.76	3,922.92	3,076.76	3,922.92
Directors	0.42	-	0.42	-
	3,077.18	3,922.92	3,077.18	3,922.92

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

16 Related party transactions (continued)

The Group had transactions with related parties for the six-month periods ended 30 June as follows;

c) Sales of goods and services

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Service income				
Subsidiaries				
Consulting and management services	-	-	-	41.52
Dividend received	-	-	99.96	99.96
	-	-	99.96	141.48
Associates				
Consulting and management services	-	98.38	-	98.38
Computer services income	50.43	45.07	-	-
Advertising income (Gross 2007: Baht 730.33 million 2006: Baht 787.83 million)	236.90	284.47	-	-
Rental income and others	31.20	45.54	-	-
Sold investment in a subsidiary	-	-	-	17.95
Dividend received	4,205.26	4,252.88	4,170.25	4,170.25
	4,523.79	4,726.34	4,170.25	4,286.58
Joint ventures				
Consulting and management services	-	0.83	-	2.01
Computer services income	-	0.81	-	-
Advertising income	-	10.16	-	-
Rental income and others	6.65	1.42	-	0.03
Sold investment in a joint venture	-	-	-	400.00
	6.65	13.22	-	402.04
Related parties				
Computer services income and others	-	0.69	-	0.04

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

16 Related party transactions (continued)

d) Purchase of goods and services

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Service expense and rental				
Subsidiaries				
Computer and management services	-	-	1.03	1.05
Advertising expenses and others	-	-	14.74	12.57
Acquisition of investment in a joint venture	-	-	-	8.05
	-	-	15.77	21.67
Associates				
Rental and other expenses	20.59	30.92	-	0.88
Joint ventures				
Advertising and other expenses	-	0.64	-	-
Related parties				
Rental and other expenses	61.22	43.14	-	1.91
Dividend paid				
Major shareholders	3,076.76	3,922.92	3,076.76	3,922.92
Directors	0.42	-	0.42	-
	3,077.18	3,922.92	3,077.18	3,922.92

e) Outstanding balance arising from sales/purchases of goods and services

	Consolidated		Company	
	30 June 2007 Baht Million	31 December 2006 Baht Million	30 June 2007 Baht Million	31 December 2006 Baht Million
Trade accounts and notes receivable - related parties				
Subsidiaries	-	-	-	12.31
Associates	309.27	527.29	-	-
Joint ventures	2.87	0.73	-	-
Total trade accounts and notes receivable - related parties	312.14	528.02	-	12.31
Accrued income - related parties				
Associates	4.19	6.55	-	-
Joint ventures	0.40	1.01	-	-
Total accrued income - related parties	4.59	7.56	-	-
Trade accounts and notes payable - related parties				
Subsidiaries	-	-	11.27	3.15
Associates	38.46	32.15	0.11	0.08
Joint ventures	-	-	-	-
Related parties	1.23	1.12	-	-
Total trade accounts and notes payable - related parties	39.69	33.27	11.38	3.23

16 Related party transactions (continued)

f) Amounts due from and advances to related parties

	Consolidated		Company	
	30 June 2007 Baht Million	31 December 2006 Baht Million	30 June 2007 Baht Million	31 December 2006 Baht Million
Amounts due from and advances to related parties				
Subsidiaries	-	-	-	0.60
Associates	7.48	10.04	0.05	-
Joint ventures	0.16	0.10	-	-
Related parties	-	-	-	-
Total amounts due from and advances to related parties	7.64	10.14	0.05	0.60

g) Other current asset - related parties

	Consolidated		Company	
	30 June 2007 Baht Million	31 December 2006 Baht Million	30 June 2007 Baht Million	31 December 2006 Baht Million
Other current asset - related parties				
Subsidiaries	-	-	39.96	-
Associates	0.33	-	-	-
Related parties	4.40	4.58	-	-
Total other current asset - related parties	4.73	4.58	39.96	-

h) Amounts due to and loans from related parties

	Consolidated		Company	
	30 June 2007 Baht Million	31 December 2006 Baht Million	30 June 2007 Baht Million	31 December 2006 Baht Million
Amounts due to and loans from related parties				
Subsidiaries	-	-	2.99	2.75
Associates	12.18	19.28	-	-
Joint ventures	1.63	1.08	-	-
Related parties	44.41	32.29	-	-
Total amounts due to and loans from related parties	58.22	52.65	2.99	2.75

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

16 Related party transactions (continued)

i) Other current liabilities - related parties

	Consolidated		Company	
	30 June 2007 Baht Million	31 December 2006 Baht Million	30 June 2007 Baht Million	31 December 2006 Baht Million
Other current liabilities - related parties				
Subsidiaries	-	-	1.22	2.31
Associates	59.31	61.58	-	0.26
Total Other current liabilities - related parties	59.31	61.58	1.22	2.57

j) Other liabilities - related parties

	Consolidated		Company	
	30 June 2007 Baht Million	31 December 2006 Baht Million	30 June 2007 Baht Million	31 December 2006 Baht Million
Other liabilities - related parties				
Associates	62.48	90.75	-	-

k) Warrants granted to directors (Note 12)

l) Special reward program

Certain subsidiaries and associates have granted rights to receive a special reward ("Special Reward Program") to eligible directors and employees of the companies. The rights will be granted once a year for 5 consecutive years (commencing from the year 2002). The rights may be exercised after the first year of the grant date but not exceeding 3 years. The calculation of the Special Reward Program is based on the improvement in operational performance of such subsidiaries and associates between the date the rights were granted and the date the rights were exercised. However, the reward may not exceed each individual's allocation. The movements in the Special Reward Program are as follows;

	As at 30 June 2007 (Million units)			
	Issued year	Granted	Exercised	Balance
Grant I	2002	3.3	(3.3)	-
Grant II	2003	0.5	(0.5)	-
Grant III	2004	0.6	(0.6)	-
Total		4.4	(4.4)	-

Starting from Grant IV, Special Reward Program has changed to the right to receive ESOP of the Company instead, as disclosed in Note 12.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

m) Other agreements with related parties

Significant commitments with related parties are as follows;

1. As at 30 June 2007, a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of Baht 806.60 million (As at 31 December 2006: Baht 806.60 million).

2. As at 30 June 2007, a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of USD 0.80 million (As at 31 December 2006: USD 0.80 million).

17 Bank guarantees

As at 30 June 2007, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, customs duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 564.07 million, USD 48.69 million and AUD 0.03 million (As at 31 December 2006: Baht 689.72 million, USD 50.03 million and AUD 0.02 million) on a consolidated basis.

18 The Contingent Liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement

a) Sequence of significant events of the dispute between ITV and the PMO

On 30 January 2004, the arbitration award granted by the arbitration panel on the dispute between ITV and the PMO in accordance with the Concession Agreement can be summarised as follows;

1. The PMO shall indemnify ITV in the amount of Baht 20 million;
2. The concession fee to be paid shall be reduced and adjusted by reducing the concession fee to 6.50% (from the original rate of 44%) of gross revenue or the minimum guarantee of Baht 230 million (reduced and adjusted from the original concession agreement of the 8th year of Baht 800 million, the 9th year of Baht 900 million, and the 10th - 30th year of Baht 1,000 million each year), whichever is higher, starting from 3 July 2002;
3. The PMO shall return parts of the minimum guarantee of Baht 800 million paid by ITV subject to conditions during the arbitration proceedings on 3 July 2003 ITV. The amount to be returned is Baht 570 million.
4. ITV is eligible to broadcast its television programmes during the prime time (7.00 p.m. - 9.30 p.m.) without being restricted to news, documentaries and social benefit items. ITV must, however, broadcast news, documentaries and social benefit programmes for not less than 50% of its total airtime, subject to the rules and regulations issued by governmental agencies applicable in general to all television stations.

On 27 April 2004, the PMO filed the complaint with the Central Administrative Court for setting aside the arbitral award granted by the arbitration panel.

On 9 May 2006, the Central Administrative Court handed down its ruling regarding the revocation of the arbitration award.

On 7 June 2006, ITV filed an appeal against the verdict of the Administrative Court of the First Instance with the Supreme Administrative Court, and the Supreme Administrative Court received the execution of the judgment.

On 13 December 2006, the Supreme Administrative Court ruled to uphold the judgment of the Central Administrative Court regarding on revocation of the arbitral award dated 30 January 2004. As a consequence of that ruling, ITV has to follow the previous terms and conditions as specified in the Concession Agreement on the following;

1. ITV is required to change its television programmes to be in line with Clause 11 of the Concession Agreement which covers the combination of news, documentaries and social benefit programmes which shall not be less than 70% of total air-time, and all programmes broadcasted during the prime time (7.00 p.m. - 9.30 p.m.), have to be these kinds of programmes.
2. ITV is required to follow Clause 5 (The concession fee to be rate of 44% and the minimum guarantee of Baht 1,000 million) of the Concession Agreement in respect of payment of concession fee to PMO.

18 The Contingent Liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement (continued)

a) Sequence of significant events of the dispute between ITV and the PMO (continued)

On 14 December 2006, the PMO issued a letter dated 14 December 2006 claiming that ITV should;

1. ITV is required to alter the television programming in order to comply with Clause 11 of the Concession Agreement.

2. ITV is required to pay the unpaid concession fee totaling Baht 2,210 million, for the 9th concession year (the Seventh Payment) in the amount of Baht 670 million, the 10th concession year (the Eighth Payment) in the amount of Baht 770 million and the 11th concession year (the Ninth Payment) in the amount of Baht 770 million plus 15% interest per annum on the unpaid concession fee, calculated on a daily basis from the date the payment become overdue.

3. ITV is required to pay the penalty fee in accordance with Clause 11, second paragraph, of the Concession Agreement from 1 April 2004 to 13 December 2006 at the rate of 10% of the annual concession fee, calculated on a daily basis from the date the payment become overdue. As ITV had not scheduled programmes following Clause 11, first paragraph, the penalty fee for breach determined by the PMO is in the amount of Baht 97,760 million (ITV changed its programming schedule following the Supreme Administrative Court's judgment on 14 December 2006).

The PMO demanded that all payments must be paid within 45 days of the receipt of such notice (received on 15 December 2006). In the event that ITV fails to repay such amount within the allocated period of time, the PMO will have to act in accordance with the terms of the Concession Agreement and any relevant law.

On 21 December 2006, ITV sent a letter to the PMO which can be summarised as follows;

1. ITV has altered the television programming in compliance with Clause 11 of the Concession Agreement since 14 December 2006.

2. ITV was not at default for the payment of the concession fee since the concession fee amounting to Baht 230 million was paid to the PMO in accordance with the arbitral award. Since the arbitral award was bound to both parties under Clause 15 of the Concession Agreement, ITV had no liability on interest of the concession fee during the period that the arbitral award was granted until the Supreme Administrative Court's judgment was handed down.

3. ITV disagreed with the PMO on the issue of the penalty fee amounting to Baht 97,760 million with the 45 days payment period as follows;

    3.1 ITV has not breached the Concession Agreement because ITV has complied with Clause 15 of the Concession Agreement which states that "The arbitral award shall be bound to both parties.", the last paragraph in Clause 30 of the Arbitration rules of Judiciary Office and the second paragraph of Section 70 of Act on Establishment of Administrative Courts and Administrative Court Procedure, B.E. 2542. Consequently, the alteration of television programming from 1 April 2004 to 13 December 2006 (the date that the Supreme Administrative Court's judgment was handed down) has duly complied with the Concession Agreement and law.

    3.2 As to the Concession Agreement regarding the penalty fee incurred on the alteration of television programming, the PMO has the right to terminate the Concession Agreement. However, in order to comply with the arbitration proceeding as stated in section 3.1, if it is apparent that ITV breaches the Concession Agreement, the PMO shall be entitled to terminate the Concession Agreement if the process of settlement of dispute becomes final.

18 The Contingent Liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement (continued)

a) Sequence of significant events of the dispute between ITV and the PMO (continued)

3.3 The Supreme Administrative Court gazette no. 78/2549 dated 13 December 2006 stated that "Regarding the matter of the penalty, the parties have to resolve these themselves, and if the dispute cannot be resolved, the statement of claims is required to be filed in accordance with the procedure defined in the Concession Agreement".

3.4 The issue of interest and the penalty incurred from the alteration of television programming had not been finalised since it was not an issue raised for consideration by the Supreme Administrative Court. Therefore, if the parties had any controversy thereon and it cannot be resolved, the statement of claims shall then enter into arbitration proceeding in accordance with Clause 15 of the Concession Agreement stating that "If any dispute or controversy arises in connection with this Concession Agreement, both parties shall agree to submit the said dispute for arbitration, and the Arbitration Committee's award shall be final and binding".

ITV and its legal consultant viewed that the calculation of the penalty of the PMO was not in compliance with the objective of the Concession Agreement. The penalty should be calculated at Baht 274,000 per day as a maximum amount, not Baht 100 million per day as stated by the PMO. However, if the penalty fees are charged, the penalty for the period from 1 April 2004 to 13 December 2006 should be Baht 268 million, not Baht 97,760 million as claimed to be paid and led to cancellation of agreement by the PMO.

With regard to the interest on the unpaid concession fee claimed by the PMO, ITV and its legal consultant is of the opinion that during the period that ITV complied with the arbitral award, the Company neither had a liability to settle the debt nor was at default to pay the concession fee since the concession fee of Baht 230 million was paid in accordance with the arbitral award. The arbitral award become binding on both parties under Clause 15 at the time it comes into force, since ITV was not at default in the payment of the concession fee or make the delay payment. In addition, the PMO has not requested provisional remedial measures from the Court to order ITV not to comply with the arbitral award in such period of time. Consequently, ITV has no liability for the interest of the concession fee and the PMO has no right to claim for the unpaid concession fee during the period that the arbitral award was valid and the judgment of the Central Administrative Court was not enforceable during the period that the appeal was submitted to the Supreme Administrative Court.

On 4 January 2007, referring to the penalty for alteration of television programming and interest of overdue concession fee, ITV filed the statement of claim, Black Case number 1/2550, to the Arbitration Institute. With regard to concession fee in the amount of Baht 2,210 million, ITV has the opinion that in order to comply with the Concession Agreement and to compromise with the PMO not to terminate the Concession Agreement affecting ITV's business. ITV proposed that the PMO to pay the amount of Baht 2,210 million with the condition that the PMO shall enter into the arbitration proceeding seeking the arbitral award on the penalty fee and interest of the concession fee. Nevertheless, the PMO did not accept the said proposal on 31 January, 2007.

On 2 February 2007, ITV submitted a letter to the Prime Minister appealing for justice proposing that the PMO accept the concession fee in the amount of Baht 2,210 million and enter into the arbitral proceedings on the issue of the penalty fee and interest.

On 13 February 2007, the PMO did not accept the said proposal. As a result, ITV's proposal shall not be enforceable from the date that the PMO rejected ITV's proposal in writing and ITV had no onward liability on its proposal onward in accordance with Section 357 of the Civil Code. Thereafter, the Central Administrative Court made an order striking out the case, Black Case number 640/2550 dated 22 July 2007 from the Case List. The Court ruled that the PMO's claimant stating that ITV accepted the unpaid debts of Baht 2,210 million cannot be viewed as ITV accepting liability because it was an options proposed by ITV which it had not become final, and thus considered as a dispute to [illegible] into arbitration proceedings.

18 The Contingent Liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement (continued)

a) Sequence of significant events of the dispute between ITV and the PMO (continued)

On 20 February 2007, ITV issued a complaint to prescribe provisional remedial measures, and a complaint of compelling urgency was filed with the Central Administrative Court. The following matters are as follows;

1. ITV requested the Central Administrative Court to rule that the right to terminate the Concession Agreement of the PMO will be revoked during the period that the penalty fee was incurred from the change of television programming, and interest of the unpaid concession fee of approximately Baht 100,000 million will not be paid until the arbitral award is granted and the dispute becomes finalised.

2. ITV requested the Central Administrative Court to specify the grace period to make the payment of the unpaid concession fee amounting to Baht 2,210 million within 30 days of the date of the receipt of the Court order.

On 21 February 2007, the Central Administrative Court ordered the rejection of the complaint to prescribe provisional remedial measures and the complaint of compelling urgency. The Court ruled that in the case of the PMO's right of termination of Concession Agreement, ITV was entitled to claim for damages arisen from such termination if ITV viewed that such termination was incorrect. In respect of the fact that the PMO requested ITV to pay the penalty fee and interest of the concession fee as well as requested the Court demanding ITV to pay the concession fee amount of Baht 2,210 million to the PMO within 30 days from the date that the Court had granted the order, the Court opinioned that it was the case that such issues shall be mutually negotiated between ITV and the PMO. If ITV viewed that ITV should not be bound to pay or requested to provide debt settlement, ITV was eligible to process under the Concession Agreement and legal proceeding. Therefore, the Court did not deem it necessary to prescribe provisional remedial measures to ITV during the time that such process was being made. The order of the Central Administrative Court shall be deemed final and cannot be further appealed.

On 7 March 2007, the letter of revocation of the Concession Agreement was sent by the PMO requesting ITV to repay the debt and return all operations assets under the concession agreement back to the PMO within the period specified by the PMO in accordance with the Cabinet resolution passed on 6 March 2007. Such termination caused ITV to cease carrying on the business of the UHF television broadcasting station.

On 28 March 2007, ITV sent a letter to the PMO disputing that the termination of the Concession Agreement exercised by the PMO demanding that ITV pay the debts of approximately Baht 100,000 million was not in compliance with the law and terms of agreement. The reason is that ITV has not breached the Concession Agreement and disagreed with the said revocation. The termination of the Concession Agreement harmed ITV's business operations which shall be the responsibility of the PMO, and ITV reserved its right on any further legal action against the PMO.

On 30 March 2007, the PMO requested the Central Administrative Court to order ITV to pay unpaid concession fee of Baht 2,210 million, the 12th concession fee of Baht 677 million (counted from the date the arbitration panel judged the arbitral award to 7 March 2007), interest of overdue concession fees of Baht 562 million (counted from the date the arbitration panel judged the arbitral award to the date of requesting of the order, 30 March 2007), adjusting of television programme fee of Baht 97,760 million, and the undelivered value of assets under concession of Baht 656 million with 7.5% of the interest of the undelivered value of assets counted from the requested date until ITV repays in full. The undelivered value of assets fee is a new issue that the PMO has previously not raised. The aggregated amount is Baht 101,865 million.

SHIN CORPORATION
ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

18 The Contingent Liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement (continued)

a) Sequence of significant events of the dispute between ITV and the PMO (continued)

On 9 May 2007, ITV filed the statement of claim, Black Case number 46/2550, with the Arbitration Institute seeking an arbitral award granted by the arbitration panel to rule that the Concession Agreement terminated by the PMO was not in accordance with law and the terms of Agreement, The PMO 's claim for ITV for payment of the concession fee (fraction), interest, penalty fee and value of undelivered assets was incorrect, and compensation shall be paid to ITV by the PMO.

On 22 June 2007, the Central Administrative Court passed an order striking out Black Case number 640/2550 in which the PMO demanded that ITV pay the concession fee, interest, penalty fee and value of undelivered assets from the Case List, so that the parties of the Concession Agreement shall enter into arbitration proceedings as specified in the Concession Agreement. On 24 July 2007, the PMO filed and appeal against the verdict of the Central Administrative Court (of the First Instance) with the Supreme Administrative Court regarding revocation of Black Case number 640/2007 by the Central Administrative Court. In addition, the PMO also issued a complaint to prescribe provisional remedial measures in order to stop arbitration proceedings and await for order of the Supreme Administrative Court.

b) The Contingent Liabilities and recording on the dispute between ITV and the PMO

The contingent liabilities after the Supreme Administrative Court's judgment on revocation of the arbitration award on 13 December 2006 and the dispute between ITV and the PMO are as follows;

1. In regard of the penalty arising from the alteration of television programming

The said liability has not been recorded in ITV's financial statements since the fact of the Black Case number 640/2550 filed by the PMO demanding that ITV pay the concession fee, interest, the penalty fee and value of undelivered assets was dismissed by the Central Administrative Court which shall await the arbitral award granted by the arbitration panel and the final legal proceeding.

2. In regard of the concession fee of the 9th, 10th and 11th year amounting to Baht 2,210 million and 15% interest of such amount

Since quarter 4/2006, the Provision for unpaid concession fee amounting to Baht 2,210 million plus 15% interest from the date that the arbitral award was revoked by the Supreme Administrative Court was recorded in the consolidated financial statements. The reason is that ITV proposed to pay such amount to the PMO and brought the issue of the penalty fee and interest into the arbitral proceeding under the Concession Agreement. Thereafter, in Quarter 1/2007, the PMO did not accept the said payment, it shall be deemed that ITV's proposal was not mutually accepted. ITV thus had no liability on the concession fee amounting to Baht 2,210 million plus 15% interest. In addition, The Central Administrative Court made the order striking out the case No 640/2550 in which the PMO demanded that ITV pay the concession fee, interest, the penalty fee and value of undelivered assets out of the Case List, so that the disputes shall be brought into the arbitration proceeding and legal process to be finalised.

3. Value of undelivered assets

The undelivered asset in the amount of Baht 656 million plus 7.50% interest per annum of the undelivered asset from the date that the case was filed to the Court until the said amount is fully paid. The PMO has not requested ITV to pay such amount. Consequently, ITV has no liability to further deliver such asset. . In addition, The Central Administrative Court made the order striking out the said case out from the Case List, therefore, the said items have not been recorded by ITV. Since the value of asset claimed by the PMO is only the business estimation comprising income, expense, profit, tax and investment asset, which terms regarding the asset only stated that ITV is required to procure the asset for the undertaking of UHF Television Broadcasting Station to cover the population at the rate of 96.72 % of the population in the country without the condition of value of required asset and ITV has complied with such requirement, therefore, ITV has neither liability to procure asset nor indemnify to the PMO.

SHIN CORPORATION PUBLIC COMPANY LIMITED

18 The Contingent Liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement (continued)

b) The Contingent Liabilities and recording on the dispute between ITV and the PMO (continued)

ITV is awaiting to hear the arbitral award ruling on the said contingent liabilities and the compensation of damages arisen from illegal termination of agreement. It shall be dependant on the judgment which cannot be predicted.

However, the Group has already recorded Provision for unpaid concession fee amounting to Baht 2,210 million and interest from the date that the arbitral award was revoked by the Supreme Administrative Court amounting to Baht 180.74 million in the consolidated financial.

19 Significant event of Advance Info Service Public Company Limited("ADVANC")

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT Public Company Limited who is the Telephone Organization of Thailand at that time ("TOT") and Advance Info Service Public Company Limited after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services between TOT Public Company Limited and Advanced Info Service Public Company Limited) that *"... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet".

*The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550 translation, provided by Advance Info Service Public Company Limited's legal advisor. The full text Memorandum of the Council of State is available only in Thai language.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

20 Contingencies and commitments

a) Shareholder agreements

The Group has entered into shareholder agreements and other agreements with strategic partner as follows;

Singapore Telecommunications Limited ("Singtel")

The Company has shareholders' agreement with Singtel in respect of its equity investment in ADVANC which sets out the participatory right of the shareholders in the management and control of ADVANC. This shareholders' agreement contains a provision for resolution of disputes between the shareholders. In the event that the shareholders are unable to reach agreement on significant corporate actions, either shareholder (the seller) may serve notice on the other shareholder (the buyer) requiring the buyer to either purchase the seller's interest in ADVANC, or if the buyer does not do so, then the seller must purchase the buyer's interest in ADVANC. At present, there are no significant corporate actions on which the shareholders are not in agreement.

b) Contingencies

Assessment for income tax in India

The Income Tax Authority of India ("Tax Authority") has raised an assessment against SATTEL for the assessment years 1998/99 to 2004/05 (equivalent to the financial years from 1 April 1997 to 31 March 2004) in respect of revenues received from the provision of satellite transponder capacity to Indian customers, both residents and non-residents. As at 30 June 2007, SATTEL deposited for the income tax and penalty for the assessment years 1998/99 to 2003/04 totally Rupees 293 million (approximately Baht 237 million). SATTEL did not agree with the tax assessments of the Tax Authority and filed appeals against these assessments. SATTEL's tax advisor in India was of the opinion that the outcome would be in favour of SATTEL. Therefore, SATTEL presented all amounts paid as other non-current assets in the balance sheet and did not recognise provision for liabilities in respect of the tax assessment that in excess of the amount paid. If the outcome is that SATTEL is not liable to these tax assessments, it will be eligible to refund all deposits together with interest.

Significant changes to assessment for income tax in India for the six-month period ended 30 June 2007 can be summarised as follows;

- **Tax assessment for the assessment year 2002/03**

In the first quarter of 2007, the Tax Authority raised a penalty assessment in amount of Rupees 83.26 million (approximately Baht 75 million). The Company filed an appeal against the penalty assessment with CIT(A) in April 2007.

- **Tax assessment for the assessment year 2004/05**

On 27 December 2006, the Tax Authority raised an assessment and interest for the assessment year 2004/2005 against SATTEL in the amount of Rupees 103 million (approximately Baht 93 million). During the first quarter of 2007, SATTEL had deposited Rupees 30 million (approximately Baht 24 million) and presented the amount paid as other non-current assets. The remaining unpaid assessment and interest balance as at 30 June 2007 is Rupees 73 million (approximately Baht 65 million). SATTEL filed an appeal against the assessment with CIT(A) and is waiting for the hearing.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

20 Contingencies and Commitments (continued)

b) Contingencies (continued)

Concession right payable of Digital Phone Company Limited ("DPC")

On 5 July 2006, Total Access Communication Public Company Limited has submitted the additional claims against DPC, a subsidiary of ADVANC, to the Arbitration Committee for settlement of the last two amounts of concession right fees due on 30 September 2004 and 2005 comprising principal and interest according to the agreement totalling USD 87.38 million and called for payment with an additional interest charge on the overdue payment of USD 10.29 million calculated up to 5 July 2006 and with interest to be charged at 9.50% per annum on overdue payment, from 6 July 2006 until the payment is made. The case is still in the process of arbitration. DPC has recognised the full concession payable and interest, excluding overdue interest, according to the agreement in its financial statements (using effective interest rate method).

c) Concession Commitment of ITV

On 7 March 2007, ITV received the letter of termination of the Concession Agreement from the PMO causing the Concession Agreement to be terminated. ITV is currently undertaking the litigation process against the PMO as follows;

1. A case in which ITV is the plaintiff regarding the PMO's termination of the Concession Agreement which was wrongfully performed, including the disputes of the payment of the penalty fee, the concession fee, interest, and value of undelivered asset.
2. A case in which ITV is the defendant whereby the PMO demanded that ITV make the payment of the penalty fee, the concession fee, interest, and value of undelivered asset, totaling Baht 100,000 million.

This shall be subject to the judgment of the Court which may vary from the estimated amount defined in the financial statement, affecting the amount of income, expenditure, assets and liabilities, and disclosure information regarding assets and unpredictable liabilities.

21 Subsequent events

a) Dividend

At the Board of Directors' meetings of the Associates, passed resolutions to approve the interim dividend payment as follows;

Company	Date of meeting	Dividend per share Baht/share	Amount Baht Million
CSL	9 August 2007	0.20	125.0
AIS	14 August 2007	3.00	8,871.5

b) The sale of investments in Shenington Investments Pte Limited ("Shenington") (a subsidiary of SATTEL)

At the extraordinary shareholders meeting of SATTEL no. 1/2007 on 4 July 2007, a resolution was passed to approve the sale of 7,182,420 shares in Shenington to Asia Mobile Holdings Pte Limited ("AMH"), equivalent to 49% of Shenington's total issued shares at the approximate price of USD 27.85 per share, totaling USD 200 million (approximately Baht 6,709 million). This transaction represents a related party transaction. SATTEL received cash from sale of these shares on 25 July 2007. Under the terms of the shareholders' agreement, SATTEL and AMH will jointly control Shenington and its group. As a result, Shenington and its group will become jointly controlled entities of SATTEL.

SHIN CORPORATION PUBLIC COMPANY LIMITED

21 Subsequent events (continued)

c) Approval of Treasury Shares Program of CSL (an associate of SETTEL)

At the Board of Directors meeting of CSL on 9 August 2007, a resolution was passed to approve a program to repurchase up to 51.7 million shares, or 8.3% of the total number of paid-up share capital for liquidity management purposes. The total budget for the program is Baht 225 million. The repurchase of shares on the Stock Exchange of Thailand will occur during the period from 27 August 2007 to 27 February 2008. The offered price for the repurchase of shares must not exceed the average closing price of those shares for the preceding five business days, plus an amount of 15% of such average closing price, according to notification of the Stock Exchange of Thailand. The period when the repurchased shares can be resold is the three-year period following completion of the repurchase, excluding the first six-months of such period. The offered price for the resale of the repurchased shares must not be less than the average closing price of those shares for the preceding five business days, less an amount of 15% of such average closing price, according to notification of the Stock Exchange of Thailand.

d) The progress of dispute between ITV and the PMO

On 24 July 2007, the PMO filed and appeal against the verdict of the Central Administrative Court (of the First Instance) with the Supreme Administrative Court regarding revocation of Black Case number 640/2007 by the Central Administrative Court. In addition, the PMO also issued a complaint to prescribe provisional remedial measures in order to stop arbitration proceedings and await for order of the Supreme Administrative Court.

SHIN CORPORATION

END